Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015 AND 2014

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC
9F., One IFC,
10, Gukjegeumyung-ro
Youngdeungpo-gu, Seoul
07326, Korea
Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank

Report on the Separate Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of September 30, 2015, the related separate statements of comprehensive income for the three and nine months ended September 30, 2015 and 2014, respectively, the related separate statements of changes in equity and cash flows for the nine months ended September 30, 2015 and 2014, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034 – Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the separate statement of financial position as of December 31, 2014, and the related separate statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2014 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 6, 2015. The separate statement of financial position as of December 31, 2014 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2014.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 13, 2015

Notice to Readers

This report is effective as of November 13, 2015, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the report is read. Such events or circumstances could significantly affect the separate interim financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015 AND 2014

The accompanying separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51 Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

	September 30, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,047,114	4,668,916
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	4,239,680	3,097,309
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	16,948,935	17,791,224
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	13,883,201	12,989,894
Loans and receivables (Notes 4, 10, 11, 12, 44 and 45)	232,703,929	210,640,380
Investments in subsidiaries and associates (Note 13)	3,708,785	3,619,036
Investment properties (Note 14)	349,864	350,785
Premises and equipment (Notes 15, 17 and 18)	2,337,983	2,348,450
Intangible assets (Note 16)	188,351	43,186
Assets held for sale (Note 17)	11,583	6,837
Current tax assets (Note 42)	25,096	1,058
Deferred tax assets (Note 42)	62,297	193,453
Derivative assets (Notes 4, 11, 12 and 26)	316,925	196,061
Other assets (Notes 19 and 45)	188,877	124,712

Total assets	281,012,620	256,071,301

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	4,404,115	2,670,358
Deposits due to customers (Notes 4, 11, 21 and 45)	196,770,154	181,288,444
Borrowings (Notes 4, 11, 12 and 22)	19,847,789	16,139,529
Debentures (Notes 4, 11 and 22)	19,355,932	20,998,041
Provisions (Notes 23 and 44)	557,445	667,286
Net defined benefit liability (Note 24)	35,665	43,381
Current tax liabilities (Note 42)	—	261,228
Other financial liabilities (Notes 4, 11, 12 and 25)	21,100,353	15,857,059
Other liabilities (Notes 25 and 45)	176,886	289,570

Total liabilities	262,248,339	238,214,896

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 (CONTINUED)

	September 30, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	2,538,823
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	147,524	(695,522)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of September 30, 2015 and December 31, 2014 is 1,382,443 million Won and 1,193,393 million Won, respectively)
(Regulatory reserve for credit loss to be reserved as of September 30, 2015 and December 31, 2014 is 382,923 million Won and 189,050 million Won, respectively)
(Planned provision of regulatory reserve for credit loss as of September 30, 2015 and December 31, 2014 is 382,923 million Won and 189,050 million Won, respectively)	11,631,830	12,362,179

Total equity	18,764,281	17,856,405

Total liabilities and equity	281,012,620	256,071,301

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Korean Won
	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
Interest income	1,893,140	5,762,040	2,112,068	6,335,535
Interest expense	871,964	2,759,016	1,089,035	3,275,401

Net interest income (Notes 34 and 45)	1,021,176	3,003,024	1,023,033	3,060,134
Fees and commissions income	252,031	739,280	225,654	696,823
Fees and commissions expense	32,240	91,038	29,775	96,681

Net fees and commissions income (Notes 35 and 45)	219,791	648,242	195,879	600,142
Dividend income (Note 36)	27,913	127,581	9,998	128,045
Net gain on financial instruments at fair value through profit or loss (Note 37)	102,949	132,945	87,021	86,633
Net gain (loss) on available-for-sale financial assets (Note 38)	(22,899)	(45,555)	21,372	(16,723)
Impairment losses due to credit loss (Notes 39 and 45)	(193,067)	(792,515)	(246,758)	(513,078)
General and administrative expenses (Note 40)	(670,558)	(2,065,927)	(635,281)	(1,923,619)
Other net operating expenses (Notes 40 and 45)	(161,331)	(263,625)	(179,443)	(463,563)

Operating income	323,974	744,170	275,821	957,971
Share of loss of subsidiaries and associates (Note 13)	—	(21,402)	(963)	(56,010)
Net other non-operating income	16,663	163,841	58,662	83,876

Non-operating income (Note 41)	16,663	142,439	57,699	27,866
Net income before income tax expense	340,637	886,609	333,520	985,837
Income tax expense (Note 42)	71,377	170,849	89,207	239,121

Net income
(Net income after the provision of regulatory reserve for credit loss for the nine months ended September 30, 2015 and 2014 is 332,837 million Won and 576,134 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended September 30, 2015 and 2014 is 9,365 million Won and 146,546 million Won, respectively) (Note 32)	269,260	715,760	244,313	746,716

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (CONTINUED)

	Korean Won
	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
Remeasurement of the net defined benefit liability	(24,599)	(50,681)	(23,936)	(51,568)

Items that will not be reclassified to profit or loss	(24,599)	(50,681)	(23,936)	(51,568)
Gain on valuation of available-for-sale financial assets	33,695	65,514	83,502	57,291
Gain (loss) on foreign currencies translation of foreign operations	18,606	21,573	2,129	(8,224)

Items that may be reclassified to profit or loss	52,301	87,087	85,631	49,067
Other comprehensive income (loss), net of tax	27,702	36,406	61,695	(2,501)
Total comprehensive income	296,962	752,166	306,008	744,215

Net income per share (Note 43)
Basic and diluted earnings per common share (in Korean Won)	322	864	357	1,087

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2014	2,983,452	2,380,797	732,538	143,825	12,013,433	18,254,045
Net income	—	—	—	—	746,716	746,716
Dividends	—	—	—	—	(164,000)	(164,000)
Gain on valuation of available-for-sale financial assets	—	—	—	57,291	—	57,291
Loss on foreign currencies translation of foreign operations	—	—	—	(8,224)	—	(8,224)
Remeasurement of the net defined benefit liability	—	—	—	(51,568)	—	(51,568)
Dividends to hybrid securities	—	—	—	—	(97,706)	(97,706)
Redemption of hybrid securities	—	(499,999)	—	—	(1)	(500,000)

September 30, 2014	2,983,452	1,880,798	732,538	141,324	12,498,442	18,236,554

January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	715,760	715,760
Dividends	—	—	—	—	(504,952)	(504,952)
Gain on valuation of available-for-sale financial assets	—	—	—	65,514	—	65,514
Gain on foreign currencies translation of foreign operations	—	—	—	21,573	—	21,573
Remeasurement of the net defined benefit liability	—	—	—	(50,681)	—	(50,681)
Dividends to hybrid securities	—	—	—	—	(134,517)	(134,517)
Issuance of hybrid securities	—	795,179	—	—	—	795,179
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

September 30, 2015	3,381,392	3,334,002	269,533	147,524	11,631,830	18,764,281

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	For the nine months ended September 30
	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	715,760	746,716
Adjustment to net income:
Income tax expense	170,849	239,121
Interest income	(5,762,040)	(6,335,535)
Interest expense	2,759,016	3,275,401
Dividend income	(164,878)	(156,193)

	(2,997,053)	(2,977,206)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	792,515	513,078
Loss on available-for-sale financial assets	45,555	16,723
Loss on valuation of investment in subsidiaries and associates	21,402	71,377
Loss on disposal of investment in subsidiaries and associates	—	34
Loss on transaction of derivatives / valuation of derivative instruments (hedging)	16,004	17,330
Loss on hedged items (Fair value hedge)	99,862	25,527
Provisions	56,870	1,003
Retirement benefits	91,914	80,085
Depreciation and amortization	113,584	95,831
Loss on disposal of premises and equipment and other assets	1,742	571
Impairment loss on premises and equipment and other assets	490	930

	1,239,938	822,489

Deductions of revenues not involving cash inflows:
Gain on transaction of derivatives / valuation of derivative instruments (hedging)	108,091	20,961
Gain on hedged items (Fair value hedge)	19,952	21,957
Reversal of provisions	356	279
Gain on valuation of investment in subsidiaries and associates	—	15,368
Gain on disposal of investment in subsidiaries and associates	673	35,464
Gain on disposal of premises and equipment and other assets	6,708	383
Reversal of impairment loss on premises and equipment and other assets	372	259

	136,152	94,671

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (CONTINUED)

	For the nine months ended September 30
	2015	2014
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	591,386	(39,402)
Loans and receivables	(23,249,860)	(4,088,341)
Other assets	(64,044)	(57,324)
Deposits due to customers	15,476,646	6,367,887
Provision	(89,308)	(12,026)
Net defined benefit liability	(166,560)	(98,952)
Other financial liabilities	5,267,686	(2,582,291)
Other liabilities	(104,320)	9,974

	(2,338,374)	(500,475)

Cash received from (paid for) operating activities:
Interest income received	5,751,401	6,292,841
Interest expense paid	(2,937,198)	(3,254,992)
Dividend received	164,878	156,193
Income tax received (paid)	(336,582)	18,788

Net cash provided by (used in) operating activities	(873,382)	1,209,683

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	13,219,026	18,099,695
Redemption of held-to-maturity financial assets	4,736,741	3,651,855
Disposal of investments in subsidiaries and associates	37,773	69,986
Disposal of premises and equipment	17,635	167
Disposal of intangible assets	—	130
Disposal of assets held for sale	2,536	292

	18,013,711	21,822,125

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	12,343,696	17,326,087
Acquisition of held-to-maturity financial assets	5,685,062	3,871,561
Acquisition of investments in subsidiaries and associates	45,200	74,864
Acquisition of premises and equipment	74,031	63,845
Acquisition of intangible assets	58,427	19,963

	18,206,416	21,356,320

Net cash provided by (used in) investing activities	(192,705)	465,805

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (CONTINUED)

	For the nine months ended September 30
	2015	2014
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	11,133,710	6,426,768
Issuance of debentures	4,777,741	6,095,733
Issuance of hybrid securities	795,179	—

	16,706,630	12,522,501

Cash out-flows from financing activities:
Repayment of borrowings	7,423,761	8,154,902
Repayment of debentures	6,485,416	5,462,487
Dividends paid	504,952	164,000
Redemption of hybrid securities	—	500,000
Dividends paid on hybrid securities	104,326	80,877

	14,518,455	14,362,266

Net cash provided by (used in) financing activities	2,188,175	(1,839,765)

Net increase (decrease) in cash and cash equivalents	1,122,088	(164,277)
Cash and cash equivalents, beginning of the period (Note 6)	4,668,916	4,694,201
Effects of exchange rate changes on cash and cash equivalents	256,110	(10,016)

Cash and cash equivalents, end of the period (Note 6)	6,047,114	4,519,908

See accompanying notes to separate financial statements

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND FOR THE THREE MONTHS AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2015 AND 2014

1.	GENERAL

(1)	Description of business

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign currencies exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of September 30, 2015, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As of September 30, 2015, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.04% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 967 branches and offices in Korea, and 21 branches and offices overseas as of September 30, 2015.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 – Interim Financial Reporting and K-IFRS 1027 – Separate Financial Statements. It is necessary to use the annual financial statements for the year ended December 31, 2014 for understanding of the accompanying separate financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim separate financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2014.

1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies.

Amendment to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Bank is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The adoption of the amendments has no significant impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Bank’s separate financial statements.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1027 – Separate Financial Statements

The amendments discuss accounting for investment in subsidiaries, related parties, and joint ventures at cost basis and allow the selection of the application of K-IFRS 1039 – Financial Instruments: Recognition and Measurement or the application of equity method accounting under K-IFRS 1028 – Investment in Associates and Joint Ventures. The amendments are effective for the annual periods beginning on or after January 1, 2016.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2014.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1) Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014
Loans and receivables	Korean treasury and government agencies	9,617,089	14,990,056
	Banks	21,914,375	16,873,143
	Corporates	92,293,324	81,736,696
	Consumers	108,879,141	97,040,485

	Sub-total	232,703,929	210,640,380

Financial assets at FVTPL	Gold banking assets	21,569	13,816
	Debt securities held for trading	898,952	884,039
	Derivative assets	3,237,395	2,106,043

	Sub-total	4,157,916	3,003,898

AFS financial assets	AFS debt securities	11,455,720	10,156,302
HTM financial assets	HTM debt securities	13,883,201	12,989,894
Derivative assets	Derivative assets(hedging)	316,925	196,061

Off-balance accounts	Guarantees	19,356,922	17,985,267
	Loan commitments	62,959,018	65,854,389

	Sub-total	82,315,940	83,839,656

	Total	344,833,631	320,826,191

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2015
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	225,099,402	1,271,003	660,732	258,233	5,414,559	232,703,929
Financial assets at FVTPL (*2)	898,952	—	21,569	—	—	920,521
AFS debt securities	11,414,584	—	—	—	41,136	11,455,720
HTM securities	13,881,525	—	—	—	1,676	13,883,201
Off-balance accounts	80,848,655	81,789	76,657	33,736	1,275,103	82,315,940

Total	332,143,118	1,352,792	758,958	291,969	6,732,474	341,279,311

	December 31, 2014
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	205,258,124	944,733	529,898	231,580	3,676,045	210,640,380
Financial assets at FVTPL (*2)	884,039	—	13,816	—	—	897,855
AFS debt securities	10,116,303	—	—	—	39,999	10,156,302
HTM securities	12,988,233	—	—	—	1,661	12,989,894
Off-balance accounts	82,661,496	76,336	30,682	22,116	1,049,026	83,839,656

Total	311,908,195	1,021,069	574,396	253,696	4,766,731	318,524,087

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,100,315	38,713,102	32,880,290	4,885,564	102,705,852	5,418,806	232,703,929
Financial assets at FVTPL (*)	—	—	534,257	—	—	386,264	920,521
AFS debt securities	830,270	—	9,107,823	21,373	—	1,496,254	11,455,720
HTM securities	2,041,529	—	8,297,868	472,209	—	3,071,595	13,883,201
Off-balance accounts	16,575,026	33,024,741	13,357,095	5,294,660	8,786,077	5,278,341	82,315,940

Total	67,547,140	71,737,843	64,177,333	10,673,806	111,491,929	15,651,260	341,279,311

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,329,043	33,569,105	31,624,283	4,439,224	91,047,854	4,630,871	210,640,380
Financial assets at FVTPL (*)	—	—	456,947	—	—	440,908	897,855
AFS debt securities	877,801	19,987	7,180,754	10,000	—	2,067,760	10,156,302
HTM securities	1,802,707	—	7,011,702	473,133	—	3,702,352	12,989,894
Off-balance accounts	16,059,882	34,946,705	13,964,864	5,627,586	8,134,115	5,106,504	83,839,656

Total	64,069,433	68,535,797	60,238,550	10,549,943	99,181,969	15,948,395	318,524,087

(*)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	9,619,510	21,922,374	52,363,919	31,555,829	7,092,266	91,012,014	108,184,475	230,738,373
Loans overdue but not impaired	—	—	27,147	129,312	—	156,459	574,756	731,215
Impaired loans	—	—	2,107,281	586,658	563,436	3,257,375	441,275	3,698,650

Total	9,619,510	21,922,374	54,498,347	32,271,799	7,655,702	94,425,848	109,200,506	235,168,238

Less: Allowance for credit losses	2,421	7,999	1,396,063	600,671	135,790	2,132,524	321,365	2,464,309

Total, net	9,617,089	21,914,375	53,102,284	31,671,128	7,519,912	92,293,324	108,879,141	232,703,929

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	14,993,787	16,882,544	43,469,401	30,014,426	6,480,729	79,964,556	95,888,296	207,729,183
Loans overdue but not impaired	—	—	10,631	116,155	44,230	171,016	993,538	1,164,554
Impaired loans	—	—	2,647,601	690,924	563,782	3,902,307	575,253	4,477,560

Total	14,993,787	16,882,544	46,127,633	30,821,505	7,088,741	84,037,879	97,457,087	213,371,297

Less: Allowance for credit losses	3,731	9,401	1,437,398	715,499	148,286	2,301,183	416,602	2,730,917

Total, net	14,990,056	16,873,143	44,690,235	30,106,006	6,940,455	81,736,696	97,040,485	210,640,380

a) Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	9,617,089	21,914,375	40,465,913	15,757,199	4,796,307	61,019,419	103,963,793	196,514,676
Lower grade (*2)	—	—	11,479,886	15,491,152	2,235,307	29,206,345	4,075,800	33,282,145

Total	9,617,089	21,914,375	51,945,799	31,248,351	7,031,614	90,225,764	108,039,593	229,796,821

Value of collateral	—	360,015	18,089,117	24,375,682	4,475,158	46,939,957	91,547,153	138,847,125

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,990,056	16,873,143	30,990,588	11,781,983	3,806,064	46,578,635	91,675,384	170,117,218
Lower grade (*2)	—	—	12,183,049	17,878,076	2,626,124	32,687,249	4,069,471	36,756,720

Total	14,990,056	16,873,143	43,173,637	29,660,059	6,432,188	79,265,884	95,744,855	206,873,938

Value of collateral	814	378,858	16,040,996	23,121,648	3,852,733	43,015,377	79,552,943	122,947,992

(*1)	AAA ~ BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~ C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 941,552 million Won and 855,245 million Won as of September 30, 2015 and December 31, 2014, respectively, which are deducted from the loans and receivables above.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	September 30, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	23,796	84,609	—	108,405	431,955	540,360
30~59 days	—	—	1,057	15,855	—	16,912	77,570	94,482
60~89 days	—	—	417	14,000	—	14,417	39,688	54,105

Total	—	—	25,270	114,464	—	139,734	549,213	688,947

Value of collateral (*)	—	—	13,177	97,891	—	111,068	475,720	586,788

	December 31, 2014
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	9,022	87,404	31,385	127,811	842,845	970,656
30~59 days	—	—	176	15,359	—	15,535	81,127	96,662
60~89 days	—	—	573	4,583	—	5,156	37,695	42,851

Total	—	—	9,771	107,346	31,385	148,502	961,667	1,110,169

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	826,792	939,997

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 42,268 million Won and 54,385 million Won as of September 30, 2015 and December 31, 2014, respectively, which are deducted from the loans and receivables above.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,131,215	308,313	488,298	1,927,826	290,335	2,218,161
Value of collateral (*)	—	—	929,926	362,974	157,490	1,450,390	290,218	1,740,608

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,506,827	338,601	476,882	2,322,310	333,963	2,656,273
Value of collateral (*)	—	—	1,044,725	409,652	300,570	1,754,947	328,545	2,083,492

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,480,489 million Won and 1,821,287 million Won as of September 30, 2015 and December 31, 2014, respectively, are deducted from the impaired loans and receivables above.

4) Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2015
	Held for trading	AFS securities	HTM securities	Total
AAA	898,952	9,920,061	13,443,063	24,262,076
AA- ~ AA+	—	1,396,447	440,138	1,836,585
BBB- ~ A+	—	139,212	—	139,212

Total	898,952	11,455,720	13,883,201	26,237,873

	December 31, 2014
	Held for trading	AFS securities	HTM securities	Total
AAA	884,039	9,498,712	12,968,971	23,351,722
AA- ~ AA+	—	561,625	20,923	582,548
BBB- ~ A+	—	95,965	—	95,965

Total	884,039	10,156,302	12,989,894	24,030,235

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank performs stress testing on monthly basis, which is to measure the expected loss amount in case of an extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

On a yearly basis, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

2) Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying the profit changes in short term due to the short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, and the VaR as of September 30, 2015 and December 31, 2014, respectively, are as follows (Unit: Korean Won in millions):

	As of September 30, 2015	For the Nine months ended September 30, 2015			As of December 31, 2014	For the year ended December 31, 2014
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,967	2,723	3,991	1,211	1,403	1,982	14,948	1,029
Stock price	1,649	2,291	4,377	531	977	1,199	1,835	494
Foreign currencies	3,827	3,552	4,847	2,783	2,834	2,940	4,051	1,998
Commodity price	140	91	218	5	174	76	244	2
Diversification	(4,089)	(3,695)	(6,910)	(348)	(2,277)	(2,557)	(6,562)	(1,108)

Total VaR	4,494	4,962	6,523	4,182	3,111	3,640	14,516	2,415

b) Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	September 30, 2015		December 31, 2014
	NII	NPV	NII	NPV
Base case	4,202,520	21,857,367	4,050,463	20,579,209
Base case (Prepay)	4,209,393	20,701,762	4,054,107	19,775,786
IR 100bp up	4,545,067	21,093,526	4,370,484	20,151,563
IR 100bp down	3,843,241	22,681,434	3,734,944	21,038,383
IR 200bp up	4,887,552	20,387,701	4,690,505	19,754,530
IR 200bp down	3,212,369	23,567,790	3,363,531	21,531,732
IR 300bp up	5,230,037	19,735,993	5,010,524	19,385,939
IR 300bp down	2,220,330	24,779,962	2,579,072	22,066,467

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		September 30, 2015
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	130,545,792	38,298,762	8,527,207	7,448,519	45,869,012	36,128,508	266,817,800
	AFS financial assets	3,039,323	916,414	2,086,610	2,770,250	6,849,970	650,406	16,312,973
	HTM financial assets	1,989,332	1,204,037	1,360,654	1,188,159	7,978,869	925,239	14,646,290

	Total	135,574,447	40,419,213	11,974,471	11,406,928	60,697,851	37,704,153	297,777,063

Liability	Deposits due to customers	98,753,480	30,670,320	25,179,991	13,207,310	30,173,442	24,608	198,009,151
	Borrowings	13,043,707	1,947,205	734,939	777,484	3,052,450	516,251	20,072,036
	Debentures	2,641,497	2,693,853	852,416	415,779	9,634,213	4,772,499	21,010,257

	Total	114,438,684	35,311,378	26,767,346	14,400,573	42,860,105	5,313,358	239,091,444

		December 31, 2014
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	116,732,438	35,639,584	6,995,717	7,304,477	43,756,931	25,530,053	235,959,200
	AFS financial assets	1,327,030	2,143,418	2,454,526	3,497,133	6,928,363	727,045	17,077,515
	HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,540,866	103,282	13,706,496

	Total	120,253,953	38,636,866	10,482,675	11,783,177	59,226,160	26,360,380	266,743,211

Liability	Deposits due to customers	82,989,601	29,129,000	19,867,247	22,082,021	28,799,894	15,342	182,883,105
	Borrowings	9,193,003	1,738,367	434,347	1,156,940	3,269,047	603,054	16,394,758
	Debentures	3,291,533	2,259,433	1,763,685	2,561,705	8,048,201	4,923,245	22,847,802

	Total	95,474,137	33,126,800	22,065,279	25,800,666	40,117,142	5,541,641	222,125,665

3) Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		September 30, 2015
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	22,722	27,141,592	122,647	1,222,535	928	174,597	1,311	1,762,079	2,406,562	32,707,365
	Financial assets at FVTPL	154	184,257	140	1,393	—	—	1	1,333	4,874	191,857
	AFS financial assets	45	54,137	—	—	—	—	—	317	379,461	433,915
	HTM financial assets	—	—	—	—	—	—	—	—	1,676	1,676

	Total	22,921	27,379,986	122,787	1,223,928	928	174,597	1,312	1,763,729	2,792,573	33,334,813

Liability	Financial liabilities at FVTPL	191	227,776	510	5,089	—	—	42	56,170	169,712	458,747
	Deposits	8,725	10,422,390	105,971	1,056,311	1,234	232,228	243	327,028	701,228	12,739,185
	Borrowings	9,144	10,921,934	21,647	215,771	7	1,305	453	608,445	226,826	11,974,281
	Debentures	3,592	4,291,004	5,684	56,655	900	169,407	33	44,350	480,264	5,041,680
	Other financial liabilities	3,123	3,730,547	1,948	19,421	3,898	733,710	27	36,823	565,373	5,085,874

	Total	24,775	29,593,651	135,760	1,353,247	6,039	1,136,650	798	1,072,816	2,143,403	35,299,767

	Off-balance	10,683	12,760,779	28,257	281,663	231	43,536	530	712,601	55,252	13,853,831

		December 31, 2014
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,065	20,956,153	164,524	1,513,847	1,204	212,792	944	1,261,504	1,685,009	25,629,305
	Financial assets at FVTPL	194	212,905	160	1,475	—	—	—	275	56	214,711
	AFS financial assets	43	47,683	244	2,247	—	—	1	1,043	51,848	102,821
	HTM financial assets	—	—	—	—	—	—	—	—	1,661	1,661

	Total	19,302	21,216,741	164,928	1,517,569	1,204	212,792	945	1,262,822	1,738,574	25,948,498

Liability	Financial liabilities at FVTPL	232	255,315	788	7,252	—	—	1	971	6,452	269,990
	Deposits	5,957	6,548,301	94,672	871,119	390	69,006	314	419,091	694,802	8,602,319
	Borrowings	7,520	8,265,534	46,689	429,608	2	390	357	477,636	159,084	9,332,252
	Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	604,327	5,790,632
	Other financial liabilities	1,696	1,864,304	9,109	83,814	139	24,558	227	303,207	465,093	2,740,976

	Total	19,810	21,775,565	184,822	1,700,625	731	129,316	899	1,200,905	1,929,758	26,736,169

	Off-balance	10,716	11,308,869	53,313	535,616	2,404	418,429	808	1,176,553	636,686	14,076,153

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations due to its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	768,978	68	68	27,189	173,606	—	969,909
Deposits due to customers	122,691,614	25,220,021	22,318,081	20,055,407	8,362,016	906,563	199,553,702
Borrowings	8,109,975	2,930,252	1,454,532	1,931,790	5,193,303	514,680	20,134,532
Debentures	2,641,383	2,693,737	852,582	415,950	9,634,907	4,772,463	21,011,022
Other financial liabilities	12,546,606	—	—	—	36,331	2,981,535	15,564,472

Total	146,758,556	30,844,078	24,625,263	22,430,336	23,400,163	9,175,241	257,233,637

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,101	2,856	64,530	1,877	116,809	—	551,173
Deposits due to customers	107,440,834	23,354,541	16,510,548	29,399,838	6,627,552	1,444,688	184,778,001
Borrowings	7,541,251	2,690,394	522,940	1,469,450	3,583,214	605,249	16,412,498
Debentures	3,236,338	2,259,959	1,764,333	2,561,704	8,103,406	4,923,280	22,849,020
Other financial liabilities	8,059,681	—	—	—	—	3,042,892	11,102,573

Total	126,643,205	28,307,750	18,862,351	33,432,869	18,430,981	10,016,109	235,693,265

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	768,978	68	68	27,189	173,606	—	969,909
Deposits due to customers	130,970,019	27,282,898	20,746,346	12,986,531	6,758,378	385,500	199,129,672
Borrowings	8,110,198	2,930,084	1,454,498	1,931,766	5,193,303	514,680	20,134,529
Debentures	2,641,383	2,693,737	852,582	415,950	9,634,907	4,772,463	21,011,022
Other financial liabilities	12,546,606	—	—	—	36,331	2,981,535	15,564,472

Total	155,037,184	32,906,787	23,053,494	15,361,436	21,796,525	8,654,178	256,809,604

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,101	2,856	64,530	1,877	116,809	—	551,173
Deposits due to customers	117,128,063	25,972,731	15,254,015	20,665,310	4,450,858	740,233	184,211,210
Borrowings	7,542,751	2,690,311	521,755	1,469,200	3,583,214	605,249	16,412,480
Debentures	3,236,338	2,259,959	1,764,333	2,561,704	8,103,406	4,923,280	22,849,020
Other financial liabilities	8,059,681	—	—	—	—	3,042,892	11,102,573

Total	136,331,934	30,925,857	17,604,633	24,698,091	16,254,287	9,311,654	235,126,456

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, but the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2015	3,515,798	—	—	—	—	—	3,515,798
December 31, 2014	2,134,859	—	—	—	—	—	2,134,859

4) Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	September 30, 2015	December 31, 2014
Guarantees	19,356,922	17,985,267
Loan commitments	62,959,018	65,854,389

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1) Operational risk management

The Bank maintains the operational risk management system under Basel II. The Bank developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2) Operational risk measurement

To quantify the required capital for operational risk, the Bank applies advanced measurement approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the basic indicator approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – “risk weighted assets”) based on the consolidated financial statements of the Group.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum total regulatory capital of 8.0% as of September 30, 2015 and December 31, 2014.

Details of the Bank’s capital adequacy ratio based on the consolidated financial statements of the Group as of September 30, 2015 and December 31, 2014 and are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Tier 1 capital	13,178,719	13,111,803
Other Tier 1 capital	3,016,391	2,534,622
Tier 2 capital	5,051,875	5,211,287

Total risk-adjusted capital	21,246,985	20,857,712

Risk-weighted assets for credit risk	145,758,116	135,697,864
Risk-weighted assets for market risk	3,796,528	1,666,819
Risk-weighted assets for operational risk	9,295,756	8,958,341

Total risk-weighted assets	158,850,400	146,323,024

Common equity Tier 1 ratio	8.30%	8.96%
Tier 1 capital ratio	10.20%	10.69%

Total capital ratio	13.38%	14.25%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity and fund investment related business, venture advisory related tasks, real estate SOC development projects, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Headquarter and others	Segments that do not belong to above segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	93,092,811	108,467,124	6,506,401	12,216,091	58,641,176	278,923,603	2,089,017	281,012,620
Liabilities	48,393,126	165,785,455	116,314	10,632,310	33,668,204	258,595,409	3,652,930	262,248,339

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	61,338,969	254,054,425	2,016,876	256,071,301
Liabilities	47,625,472	145,999,344	136,603	4,957,708	36,036,967	234,756,094	3,458,802	238,214,896

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,132,389	2,462,859	116,285	15,008	781,040	5,507,581	254,459	5,762,040
Interest expense	(953,431)	(1,419,470)	(14)	(55)	(581,040)	(2,954,010)	194,994	(2,759,016)
Inter-segment	(242,395)	205,503	(112,493)	13,000	136,385	—	—	—

	936,563	1,248,892	3,778	27,953	336,385	2,553,571	449,453	3,003,024

Net non-interest income
Non-interest income	647,399	375,641	357,082	5,321,751	1,512,741	8,214,614	(28,462)	8,186,152
Non-interest expense	(246,709)	(13,804)	(289,256)	(5,303,088)	(1,362,325)	(7,215,182)	(487,865)	(7,703,047)
Inter-segment	15,632	26,885	—	—	(42,517)	—	—	—

	416,322	388,722	67,826	18,663	107,899	999,432	(516,327)	483,105

Other expense
General and administrative expense	(1,291,721)	(661,634)	(9,490)	(11,572)	(91,510)	(2,065,927)	—	(2,065,927)
Impairment losses due to credit loss and others	(26,803)	(686,434)	21,926	(67,351)	15,756	(742,906)	66,874	(676,032)

	(1,318,524)	(1,348,068)	12,436	(78,923)	(75,754)	(2,808,833)	66,874	(2,741,959)

Operating income (expense)	34,361	289,546	84,040	(32,307)	368,530	744,170	—	744,170
Non-operating income (loss)	(13,398)	(3,061)	33,771	140	124,987	142,439	—	142,439

Net income before income tax expense	20,963	286,485	117,811	(32,167)	493,517	886,609	—	886,609
Income tax expense(benefit)	(5,073)	(69,330)	(28,510)	7,784	(119,431)	(214,560)	43,711	(170,849)

Net income (loss)	15,890	217,155	89,301	(24,383)	374,086	672,049	43,711	715,760

	For the nine months ended September 30, 2014
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,266,961	2,749,948	154,439	20,090	893,793	6,085,231	250,304	6,335,535
Interest expense	(1,222,679)	(1,655,346)	(17)	(88)	(588,019)	(3,466,149)	190,748	(3,275,401)
Inter-segment	15,560	220,002	(154,267)	2,216	(83,511)	—	—	—

	1,059,842	1,314,604	155	22,218	222,263	2,619,082	441,052	3,060,134

Net non-interest income
Non-interest income	512,694	323,109	267,958	2,522,361	1,075,893	4,702,015	228,095	4,930,110
Non-interest expense	(158,019)	(8,976)	(199,016)	(2,501,835)	(1,131,329)	(3,999,175)	(654,368)	(4,653,543)
Inter-segment	14,372	21,571	—	—	(35,943)	—	—	—

	369,047	335,704	68,942	20,526	(91,379)	702,840	(426,273)	276,567

Other expense
General and administrative expense	(1,216,725)	(596,193)	(8,935)	(11,443)	(90,323)	(1,923,619)	—	(1,923,619)
Impairment losses due to credit loss and others	(54,035)	(382,300)	(6,407)	15,208	(12,798)	(440,332)	(14,779)	(455,111)

	(1,270,760)	(978,493)	(15,342)	3,765	(103,121)	(2,363,951)	(14,779)	(2,378,730)

Operating income	158,129	671,815	53,755	46,509	27,763	957,971	—	957,971
Non-operating income (expense)	(5,310)	(2,525)	31,885	(123)	3,939	27,866	—	27,866

Net income before income tax expense	152,819	669,290	85,640	46,386	31,702	985,837	—	985,837
Income tax expense	(36,982)	(147,816)	(20,725)	(11,225)	(22,373)	(239,121)	—	(239,121)

Net income	115,837	521,474	64,915	35,161	9,329	746,716	—	746,716

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2015 and 2014 amounted to 13,775,295 million Won and 11,120,770 million Won, respectively, and revenue from the foreign customers amounted to 172,897 million Won and 144,875 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets located in Korea as of September 30, 2015 and December 31, 2014 are 6,574,676 million Won and 6,351,641 million Won, respectively, and in foreign countries are 10,307 million Won and 9,816 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Cash and checks	2,730,785	2,593,925
Foreign currencies	636,802	548,194
Demand deposits	2,660,415	1,438,412
Fixed deposits	19,112	88,385

Total	6,047,114	4,668,916

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Changes in other comprehensive income due to valuation of AFS financial assets	65,514	57,291
Changes in other comprehensive income (loss) of foreign currencies translation of foreign operations	21,573	(8,224)
Changes in other comprehensive loss due to re-measurement of defined benefit liabilities	(50,681)	(51,568)
Changes in investments in subsidiaries and associates due to equity swap and others	100,662	162,336
Changes in accrued dividends of hybrid equity securities	30,191	16,829
Changes in payables due to intangible assets	125,496	—

7.	FINANCIAL ASSETS AT FVTPL

There were no financial assets designated as at FVTPL as of September 30, 2015 and December 31, 2014, and details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Deposits:
Gold banking assets	21,569	13,816
Securities:
Debt securities
Korean treasury and government agencies	386,264	440,908
Financial institutions	512,688	443,131
Equity securities	64,337	78,674
Securities loaned	17,427	14,737

Sub-total	980,716	977,450

Derivative assets	3,237,395	2,106,043

Total	4,239,680	3,097,309

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Debt securities:
Korean treasury and government agencies	2,574,602	2,428,046
Financial institutions	4,836,364	5,473,149
Corporates	2,783,673	1,529,012
Bond denominated in foreign currencies	384,885	39,999

Sub-total	10,579,524	9,470,206

Equity securities	1,162,842	1,265,150
Beneficiary certificates	4,324,737	6,355,531
Securities loaned	876,196	686,096
Others	5,636	14,241

Total	16,948,935	17,791,224

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Korean treasury and government agencies	3,095,907	4,128,344
Financial institutions	4,519,476	4,389,592
Corporates	6,266,142	4,470,297
Bond denominated in foreign currencies	1,676	1,661

Total	13,883,201	12,989,894

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Due from banks	8,280,700	10,106,129
Loans	213,673,660	193,938,304
Other loan and receivables	10,749,569	6,595,947

Total	232,703,929	210,640,380

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	6,595,274	9,120,180
Due from non-monetary financial institutions	50,000	—
Others	27,421	172,750
Allowances for credit losses	(1,684)	(2,305)

Sub-total	6,671,011	9,290,625

Due from banks in foreign currencies:
Due from banks on demand	603,981	287,395
Time deposits	245,984	374,311
Others	760,498	154,362
Allowances for credit losses	(774)	(564)

Sub-total	1,609,689	815,504

Total	8,280,700	10,106,129

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	6,595,274	Reserve deposits under the BOK Act
Others	Samsung Securities Co., Ltd.	27,421	Deposits for futures and option trading and others

Sub-Total		6,622,695

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	603,981	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	760,498	Deposits for foreign futures and option trading and others

Sub-Total		1,364,479

Total		7,987,174

	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	9,120,180	Reserve deposits under the BOK Act
Others	NH Investment & Securities Co., Ltd. and others	172,750	Treasury stock trust contracts and others

Sub-Total		9,292,930

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	286,715	Reserve deposits under the BOK Act and others
Others	The Central Bank of Bangladesh and others	154,362	Capital deposits and others

Sub-Total		441,077

Total		9,734,007

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Loans in local currency	182,296,669	166,600,351
Loans in foreign currencies	9,219,790	7,117,553
Domestic bankers’ letter of credit	5,384,468	5,712,049
Bills bought in foreign currencies	7,455,069	5,521,341
Bills bought in local currency	86,399	90,982
Factoring receivables	115,621	91,817
Advances for customers on guarantees	54,843	49,300
Privately placed bonds	252,545	323,186
Loans to be converted to equity securities	498	498
Call loans	6,956,309	3,835,846
Bonds purchased under resale agreements	3,542,602	6,596,416
Others	42,267	44,378
Loan origination costs and fees	427,138	365,677
Present value discount	(414)	(13,053)
Allowance for credit losses	(2,160,144)	(2,398,037)

Total	213,673,660	193,938,304

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Receivables	8,435,530	4,120,400
Accrued income	841,949	784,332
Telex and telephone subscription rights and refundable deposits	1,041,705	1,042,761
Other receivables	732,092	978,465
Allowance for credit losses	(301,707)	(330,011)

Total	10,749,569	6,595,947

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Consumers	Corporates	Others	Total
Beginning balance	(319,739)	(2,078,298)	(332,880)	(2,730,917)
Net reversal of provision (net provision)	(104,415)	(801,957)	27,536	(878,836)
Recoveries of loans previously charged off	(19,294)	(73,027)	—	(92,321)
Charge-offs	195,933	739,268	334	935,535
Sales of loans and receivables	2,466	128,178	845	131,489
Unwinding effect	9,617	75,651	—	85,268
Others	(145)	85,618	—	85,473

Ending balance	(235,577)	(1,924,567)	(304,165)	(2,464,309)

	For the nine months ended September 30, 2014
	Consumers	Corporates	Others	Total
Beginning balance	(299,635)	(2,825,353)	(345,116)	(3,470,104)
Net provision	(121,186)	(531,958)	(9,523)	(662,667)
Recoveries of loans previously charged off	(6,023)	(10,109)	—	(16,132)
Charge-offs	89,430	631,464	551	721,445
Sales of loans and receivables	2,963	81,993	988	85,944
Unwinding effect	12,977	103,256	—	116,233
Others	(58)	180,368	—	180,310

Ending balance	(321,532)	(2,370,339)	(353,100)	(3,044,971)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-count (“OTC”) but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value is as follows (Unit: Korean Won in millions):

	September 30, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	21,569	—	—	21,569
Debt securities	386,264	512,688	—	898,952
Equity securities	64,337	—	—	64,337
Securities loaned	17,427	—	—	17,427
Derivative assets	6,220	3,151,694	79,481	3,237,395

Sub-total	495,817	3,664,382	79,481	4,239,680

AFS financial assets
Debt securities	1,941,869	8,637,655	—	10,579,524
Equity securities	310,988	—	851,854	1,162,842
Beneficiary certificates	—	3,940,572	384,165	4,324,737
Securities loaned	771,755	104,441	—	876,196
Others	—	—	5,636	5,636

Sub-total	3,024,612	12,682,668	1,241,655	16,948,935

Derivative assets	—	310,645	6,280	316,925

Total	3,520,429	16,657,695	1,327,416	21,505,540

	September 30, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	21,648	—	—	21,648
Derivative liabilities	230,347	3,202,635	82,816	3,515,798

Sub-total	251,995	3,202,635	82,816	3,537,446

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,357	758,553	768,910
Debentures	—	97,759	—	97,759

Sub-total	—	108,116	758,553	866,669

Total	251,995	3,310,751	841,369	4,404,115

	December 31, 2014
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	440,908	443,131	—	884,039
Equity securities	78,674	—	—	78,674
Securities loaned	14,737	—	—	14,737
Derivative assets	56	2,057,296	48,691	2,106,043

Sub-total	548,191	2,500,427	48,691	3,097,309

AFS financial assets
Debt securities	1,987,810	7,482,396	—	9,470,206
Equity securities	381,322	—	883,828	1,265,150
Beneficiary certificates	—	6,003,413	352,118	6,355,531
Securities loaned	475,748	210,348	—	686,096
Others	—	—	14,241	14,241

Sub-total	2,844,880	13,696,157	1,250,187	17,791,224

Derivative assets	—	184,115	11,946	196,061

Total	3,393,071	16,380,699	1,310,824	21,084,594

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,087,329	41,711	2,134,859

Sub-total	19,746	2,087,329	41,711	2,148,786

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,246,908	403,704	2,670,358

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers between the Levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of September 30, 2015 and December 31, 2014, that are amounting to 15,069 million Won and 26,764 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Bank has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed for the nine months ended September 30, 2015 and 2014 and related gain or losses from the disposals are as follows, (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Carrying amount	—	954
Gain on transaction	87	4,083

Financial assets and liabilities designated at FVTPL, AFS financial assets, financial assets and liabilities held for trading and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk free market rate of return and credit spread

Equity securities	Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.	Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, dividend and convenience yield, correlation, volatility, Credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Valuation techniques for the financial assets and financial liabilities at level 3 and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.3~0.983	Volatility of fair value increases as correlation coefficient increases
		Historical volatility	19.5%~34.2%	Volatility of fair value increases as historical volatility increases
		Credit risk adjustment ratio	99.58%~100%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.3~0.983	Volatility of fair value increases as correlation coefficient increases
		Historical volatility	19.5%~34.2%	Volatility of fair value increases as historical volatility increases
Compound financial instruments	Monte Carlo Simulation and others	Correlation coefficient	0.275~0.595	Compound financial instrument’s fair value increases as both of historical volatility and correlation coefficient increase.
		Historical volatility	13.5%~66.1%	When correlation coefficient decreases, however, despite of increase of historical volatility, the fair value of compound financial instrument may decrease
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2015
Financial assets:
Financial assets held for trading
Derivative assets (*3)	48,691	56,040	—	(6,733)	(17,538)	(979)	79,481
AFS financial assets
Equity securities (*4)	883,828	(31,970)	21,851	86,811	(95,543)	(13,123)	851,854
Beneficiary certificates	352,118	5,857	(11,608)	97,801	(60,003)	—	384,165
Others	14,241	(7,062)	1,697	—	(3,240)	—	5,636

Sub-total	1,250,187	(33,175)	11,940	184,612	(158,786)	(13,123)	1,241,655

Derivative assets	11,946	6,014	—	—	(11,680)	—	6,280

Total	1,310,824	28,879	11,940	177,879	(188,004)	(14,102)	1,327,416

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	56,433	—	2,610	(16,736)	(1,202)	82,816
Financial liabilities designated at FVTPL
Equity-linked securities(*5)	361,993	(100,825)	—	798,142	(300,560)	(197)	758,553

Total	403,704	(44,392)	—	800,752	(317,296)	(1,399)	841,369

(*1)	The loss amounting to 59,015 million Won for the nine months ended September 30, 2015 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity and interest related derivatives became observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. Also, AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using the external valuation specialists from previously using quoted prices in the active market.
(*5)	Since the observable market data for equity-linked securities became available, such assets and liabilities were transferred out of level 3 to level 2.

	For the nine months ended September 30, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2014
Financial assets:
Financial assets held for trading
Derivative assets	75,811	26,043	—	7,849	(67,943)	—	41,760
AFS financial assets
Equity securities (*3)	984,108	(58,824)	4,775	78,140	(65,532)	(5,432)	937,235
Beneficiary certificates	363,245	16,151	(8,620)	30,640	(61,349)	—	340,067
Others	5,083	—	(1,009)	10,302	—	—	14,376

Sub-total	1,352,436	(42,673)	(4,854)	119,082	(126,881)	(5,432)	1,291,678

Derivative assets	14,608	1,067	—	—	(3,861)	—	11,814

Total	1,442,855	(15,563)	(4,854)	126,931	(198,685)	(5,432)	1,345,252

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	21,319	16,655	—	1,292	(3,889)	—	35,377
Financial liabilities designated at FVTPL
Equity-linked securities (*4)	336,312	(15,138)	—	174,795	(229,827)	(320)	265,822

Total	357,631	1,517	—	176,087	(233,716)	(320)	301,199

(*1)	The gain amounting to 90,916 million Won for the nine months ended September 30, 2014, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*4)	Since the observable market data for equity-linked securities became available, such assets and liabilities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of September 30, 2015 and December 31, 2014 (Unit: Korean Won in millions):

	September 30, 2015				December 31, 2014
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	25,851	(12,534)	—	—	13,420	(5,799)	—	—
AFS financial Assets
Equity securities (*3)	—	—	44,837	(21,483)	—	—	74,929	(36,760)
Beneficiary certificates (*4)	—	—	4,384	(4,146)	—	—	3,430	(3,243)
Others (*4)	—	—	94	(93)	—	—	6,823	(2,858)

Total	25,851	(12,534)	49,315	(25,722)	13,420	(5,799)	85,182	(42,861)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	15,718	(13,830)	—	—	7,939	(7,722)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	3,694	(3,672)	—	—	1,497	(1,483)	—	—

Total	19,412	(17,502)	—	—	9,436	(9,205)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,117,656	13,022,122	—	14,139,778	13,883,201
Loans and receivables	—	—	235,101,425	235,101,425	232,703,929
Financial liabilities:
Deposits due to customers	—	196,956,206	—	196,956,206	196,770,154
Borrowings	—	19,922,602	—	19,922,602	19,847,789
Debentures	—	19,779,513	—	19,779,513	19,355,932
Other financial liabilities	—	21,099,765	—	21,099,765	21,100,353

	December 31, 2014
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,902,558	11,310,648	—	13,213,206	12,989,894
Loans and receivables	—	—	212,554,629	212,554,629	210,640,380
Financial liabilities:
Deposits due to customers	—	181,445,787	—	181,445,787	181,288,444
Borrowings	—	16,204,020	—	16,204,020	16,139,529
Debentures	—	21,178,192	—	21,178,192	20,998,041
Other financial liabilities	—	15,856,634	—	15,856,634	15,857,059

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk free market rate of return and credit spread
Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk free market rate of return, credit spread and prepayment ratio
Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	As the amounts to be settled after the auction of collaterals are not fixed yet, expected cash flow cannot be reliably measured as of September 30, 2015 and December 31, 2014, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 – Financial Instrument: Recognition and Measurement, the Bank derecognized the financial asset from the separate financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014
Assets transferred	AFS financial assets	43,386	43,597
	HTM financial assets	144,754	660,212

	Total	188,140	703,809

Related liabilities	Bonds sold under repurchase agreements	114,257	427,473

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	17,427	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities- Korean treasury and government agencies	876,196	686,096	Korea Securities Depository

Total		893,623	700,833

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset between financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of September 30, 2015 and December 31, 2014, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	September 30, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the separate statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	3,555,127	13,955	3,541,172	8,822,842	41,461	1,754,510
Receivable spot exchange (*2)	7,077,641	—	7,077,641
Bonds purchased under resale agreements (*2)	3,532,100	—	3,532,100	3,532,100	—	—
Domestic exchanges receivable (*2)(*5)	28,010,241	27,533,207	477,034	—	—	477,034

Total	42,175,109	27,547,162	14,627,947	12,354,942	41,461	2,231,544

	September 30, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the separate statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	4,002,452	13,955	3,988,497	9,448,650	294,224	1,324,108
Payable spot exchange (*3)	7,078,485	—	7,078,485
Bonds sold under repurchase agreements (*4)	114,257	—	114,257	114,257	—	—
Domestic exchanges payable (*3)(*5)	29,782,626	27,533,207	2,249,419	2,249,419	—	—

Total	40,977,820	27,547,162	13,430,658	11,812,326	294,224	1,324,108

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the separate statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,313,381	16,228	2,297,153	5,350,254	37,142	469,181
Receivable spot exchange (*2)	3,559,424	—	3,559,424
Bonds purchased under resale agreements (*2)	6,596,416	—	6,596,416	6,596,416	—	—
Domestic exchanges receivable (*2)(*5)	28,088,735	27,310,236	778,499	—	—	778,499

Total	40,557,956	27,326,464	13,231,492	11,946,670	37,142	1,247,680

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the separate statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,475,157	16,228	2,458,929	5,335,640	41,229	637,887
Payable spot exchange (*3)	3,555,827	—	3,555,827
Bonds sold under repurchase agreements (*4)	427,473	—	427,473	427,473	—	—
Domestic exchanges payable (*3)(*5)	30,630,898	27,310,236	3,320,662	3,147,053	—	173,609

Total	37,089,355	27,326,464	9,762,891	8,910,166	41,229	811,496

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands):

Subsidiaries	Location	Capital stock		Main business
Woori FIS	Korea	KRW	245	System software development and maintenance
Woori Private Equity	Korea	KRW	300	Finance
Woori Finance Research Institute	Korea	KRW	30	Other service business
Woori Card	Korea	KRW	8,463	Finance
Woori Investment Bank	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund (*3)	Korea	KRW	1,671	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	USA	USD	12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	5,211	”
Woori Global Markets Asia Ltd.	Hong Kong	USD	10,000	”
Woori Bank China Limited (*1)	China	USD	33,290	”
Zao Woori Bank	Russia	RUB	14.5	”
Woori Brazil Bank	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund (*2)	Korea	KRW	7,069	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia	Cambodia	USD	300	”
Woori Finance Myanmar (*4)	Myanmar	USD	200	”

	September 30, 2015			December 31, 2014
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS	4,900,000	100.0	Sep.30,2015	4,900,000	100.0	Dec.31,2014
Woori Private Equity	6,000,000	100.0	Sep.30,2015	6,000,000	100.0	Dec.31,2014
Woori Finance Research Institute	600,000	100.0	Sep.30,2015	600,000	100.0	Dec.31,2014
Woori Card	169,266,200	100.0	Sep.30,2015	169,266,200	100.0	Dec.31,2014
Woori Investment Bank	275,761,491	58.2	Sep.30,2015	275,761,491	58.2	Dec.31,2014
Woori Private Equity Fund (*3)	48,340	28.9	Sep.30,2015	48,340	28.9	Dec.31,2014
Woori Credit Information Co., Ltd.	1,008,000	100.0	Sep.30,2015	1,008,000	100.0	Dec.31,2014
Woori America Bank	24,500,000	100.0	Sep.30,2015	24,500,000	100.0	Dec.31,2014
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	Sep.30,2015	3,754,701,359	74.0	Dec.31,2014
Woori Global Markets Asia Ltd.	78,000,000	100.0	Sep.30,2015	78,000,000	100.0	Dec.31,2014
Woori Bank China Limited (*1)	—	100.0	Sep.30,2015	—	100.0	Dec.31,2014
Zao Woori Bank	57,999,999	100.0	Sep.30,2015	57,999,999	100.0	Dec.31,2014
Woori Brazil Bank	77,093,999	100.0	Sep.30,2015	77,093,999	100.0	Dec.31,2014
Korea BTL Infrastructure Fund (*2)	141,187,077	99.9	Sep.30,2015	132,241,217	99.9	Dec.31,2014
Woori Fund Service Co., Ltd.	2,000,000	100.0	Sep.30,2015	2,000,000	100.0	Dec.31,2014
Woori Finance Cambodia	3,000,000	100.0	Sep.30,2015	3,000,000	100.0	Dec.31,2014
Woori Finance Myanmar (*4)	200,000	100.0	Sep.30,2015	—	—	—

(*1)	Due to paid-in capital increase occurred during the nine months ended September 30, 2015, capital stock has increased.
(*2)	Due to paid-in capital increase occurred during the nine months ended September 30, 2015, both capital stock and the number of shares have increased.
(*3)	As Woori Private Equity, which is a subsidiary of the Bank, has a control over Woori Private Equity Fund as its general partner, it is deemed that the Bank has a control over the entity.
(*4)	During the nine months ended September 30, 2015, as the Bank invested the majority of the capital stock of the entity, the entity was included in the subsidiary.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

a)	Details of structured entities which the Bank controls are as follows:

	As of September 30, 2015
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 15 structures entities	Korea	Asset securitization	—	Sep.30,2015
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Sep.30,2015
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Sep.30,2015
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	Sep.30,2015
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Sep.30,2015

	As of December 31, 2014
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Dec.31,2014
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Dec.31,2014
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec.31,2014
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 40 structures entities	Korea	Securities investments	100.0	Dec.31,2014
Woori Milestone Private Real Estate Fund 1st	Korea	”	94.8	Dec.31,2014
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Dec.31,2014

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the operational performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

b)	The following companies have been excluded from the consolidation scope despite of the Bank’s holding of majority ownership interest over the entities as of September 30, 2015 and December 31, 2014:

	As of September 30, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

	As of December 31, 2014
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As such, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				September 30, 2015
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep.30,2015
Woori Blackstone Korea Opportunity Private Equity Fund 1st (*10)	Korea	2,264	Finance	48,554,063,662	21.4	Sep.30,2015
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Aug.31,2015
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	144,000	7.2	Sep.30,2015
Korea Finance Security Co., Ltd. (*3)(*12)	Korea	60	Security service	180,000	15.0	Aug.31,2015
United PF 1st Corporate Financial Stability (*2)(*10)	Korea	9,732	Finance	171,585	17.7	Sep.30,2015
Chin Hung International Inc. (*3)(*5)(*7)	Korea	769	Construction	43,709,400	28.4	Aug.31,2015
Poonglim Industrial Co., Ltd. (*6)(*8)	Korea	736	Construction	4,146,811	28.9	Jun.30,2015
Ansang Tech Co., Ltd. (*11)	Korea	—	Manufacturing	—	—	—
STX Engine Co., Ltd. (*1)(*5)(*6)(*9)	Korea	691	Manufacturing	8,082,650	29.2	Jun.30,2015
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Sep.30,2015
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*4)	Korea	39	Construction	177,874	22.4	—
STX Corporation (*1)(*5)(*6)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	15.0	Jun.30,2015
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	620	Manufacturing	13,817,333	11.1	Jun.30,2015

				December 31, 2014
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Dec.31,2014
Woori Blackstone Korea Opportunity Private Equity Fund 1st (*10)	Korea	3,079	Finance	66,043,471,350	21.4	Dec.31,2014
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov.30,2014
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	144,000	7.2	Dec.31,2014
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	183,870	15.3	Nov.30,2014
United PF 1st Corporate Financial Stability (*2)(*10)	Korea	10,814	Finance	190,650	17.7	Dec.31,2014
Chin Hung International Inc. (*3)(*5)(*7)	Korea	473	Construction	25,010,400	26.8	Nov.30,2014
Poonglim Industrial Co., Ltd. (*6)(*8)	Korea	692	Construction	4,146,811	30.7	Sep.30,2014
Ansang Tech Co., Ltd. (*11)	Korea	3	Manufacturing	21,800	23.0	—
STX Engine Co., Ltd. (*1)(*6)(*9)	Korea	1,230	Manufacturing	7,379,600	15.0	Sep.30,2014
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Dec.31,2014
Force TEC Co., Ltd. (*4)	Korea	767	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*4)	Korea	39	Construction	177,874	22.2	—
STX Corporation (*1)(*6)	Korea	6,717	Wholesale of Non-Specialized Goods	4,472,248	15.0	Sep.30,2014
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	350	Manufacturing	13,817,333	11.1	Sep.30,2014

(*1)	The Bank has significant influence in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*3)	As the financial statements as of September 30, 2015 and December 31, 2014 are not available, the Bank applied the equity method by using the financial statements as of August 31, 2015 and November 30, 2014 and adjusted the effects of significant transactions or events that occurred between the dates of those financial statements and the dates of financial statements. Meanwhile, significant portion of business for Woori Service Networks Co., Ltd. and Korea Finance Security Co., Ltd. is transacted with the Bank.
(*4)	The carrying values of investments in Force TEC Co., Ltd. and Hana Construction Co., Ltd. are nil as of September 30, 2015 and December 31, 2014.
(*5)	The investment in associates that have quoted market prices are Kumho Tire Co., Inc. (Current period: KRW 7,220, Previous year: KRW 9,670), Chin Hung International Inc. (current period: KRW 2,455, previous year: KRW 1,665), STX Engine Co., Ltd. (current period: KRW 7,800), Samho International Co., Ltd. (current period: KRW 19,850, previous year: KRW 13,150), STX Corporation. (current period: KRW 3,925), and Osung LST Co., Ltd. (current period: KRW 585, previous year: KRW 1,215).
(*6)	As the financial statements as of September 30, 2015 and December 31, 2014 are not available, the Bank applied the equity method by using the financial statements as of June 30, 2015 and September 30, 2014 and adjusted the effects of significant transactions or events that occurred between the dates of those financial statements and the dates of financial statements.
(*7)	Due to debt-equity swap occurred during the nine months ended September 30, 2015, the ownership of Chin Hung International Inc. increased.
(*8)	Due to debt-equity swap and treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred during the nine months ended September 30, 2015, the ownership of the Bank was changed.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred during the nine months ended September 30, 2015 the capital stock of STX Engine Co., Ltd. increased.
(*10)	Due to the redemption of the capital of Woori Blackstone Korea Opportunity Private Equity Fund I and United PF 1st Enterprise Financial Investment Private Equity Fund Co., these investees’ capital stocks and the Bank’s number of holding shares in these entities decreased.
(*11)	As the Bank sold shares of Ansang Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the associates.
(*12)	As the Bank sold shares of Korea Finance Security Co., Ltd. during the nine months ended September 30, 2015, and the ownership interest decreased.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of September 30, 2015 and December 31, 2014 are as follows:

	As of September 30, 2015
Associate	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd. (*1)	465,050	23.0%
GinsengK Co., Ltd. (*1)	2,107,432	20.2%
Alkenz Co., Ltd (*1)	80,402	37.5%
G2 Collection Co., Ltd. (*1)	12,574	28.9%
SJ Development Co., Ltd. (*1)	70,529	26.5%
Ilyang Construction Co., Ltd. (*1)	105,936	40.0%
The Base Enterprise Co., Ltd. (*1)	68,470	48.4%
Dongwoo C&C Co., Ltd (*1)	13,317	23.2%
Saenuel Co., Ltd (*1)	3,531	37.4%
Heungjiwon Co., Ltd (*1)	32,849	27.8%
E Mirae Tech Co., Ltd (*1)	7,696	41.0%
Jehin Trading Co., Ltd (*1)	81,610	27.3%
NK Eng Co., Ltd (*1)	697,033	23.1%
The Season Company Co., Ltd (*1)	18,187	30.1%

	As of December 31, 2014
Associate	Number of shares owned	Percentage of ownership
Vogo II-2 Investment Holdings Co., Ltd. (*2)	24,794,201,938	36.4%
LIG E&C Co., Ltd. (*1)	755,946	22.8%
Orient Shipyard Co., Ltd. (*1)	465,050	23.0%
GinsengK Co., Ltd. (*1)	2,107,432	20.2%
PICITY Co., Ltd. (*1)	871,631	21.1%
Gdsys Co., Ltd. (*1)	300,805	21.2%
G2 Collection Co., Ltd. (*1)	12,574	28.9%
Alkenz Co., Ltd. (*1)	80,402	37.5%
SJ Development Co., Ltd. (*1)	70,529	26.5%
Ilyang Construction Co., Ltd. (*1)	105,936	40.0%
Ssangyong Engineering & Construction Co., Ltd. (*1)	2,957,728	20.3%

(*1)	Even though the Bank’s ownership interest of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.
(*2)	Even though the Bank’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Bank does not have significant influence over the entity since the Bank cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the nine months ended September 30, 2015
Investee	January 1, 2015	Acquisitions (*)	Disposals and others	Impairment	September 30, 2015
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	401,621	26,181	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	—	2,389	—	—	2,389
Korea BTL Infrastructure Fund	665,441	45,200	(365)	—	710,276
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity Private Equity Fund 1st	66,043	—	(17,489)	—	48,554
Woori Service Networks Co., Ltd.	108	—	—	—	108
Woori Private Equity Fund	11,297	—	—	—	11,297
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	(70)	—	3,267
United PF 1st Corporate Financial Stability	191,617	—	(19,176)	—	172,441
Chin Hung International Inc.	38,016	29,451	—	—	67,467
Poonglim Industrial Co., Ltd.	7,594	—	—	(2,289)	5,305
STX Engine Co., Ltd.	15,962	45,030	—	(10,161)	50,831
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	—	14,311
Osung LST Co., Ltd.	15,405	—	—	(8,952)	6,453
Woori FIS	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992

	3,619,036	148,251	(37,100)	(21,402)	3,708,785

(*)	Investments in associates increased by 103,051 million Won through transfers between accounts, such as loan-equity swap occurred during the nine months ended September 30, 2015.

	For the nine months ended September 30, 2014
Investee	January 1, 2014	Acquisitions	Disposals and others	Impairment	September 30, 2014
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
P.T. Bank Woori Indonesia (*)	123,120	—	—	—	123,120
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	401,621	—	—	—	401,621
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Woori Finance Cambodia	—	4,600	—	—	4,600
Korea BTL Infrastructure Fund	648,604	8,100	(243)	—	656,461
Woori Fund Service Co., Ltd.	3,000	7,000	—	—	10,000
Kumho Tire Co., Inc.	93,003	113,933	(31,285)	—	175,651
Woori Blackstone Korea Opportunity Private Equity Fund 1st	67,446	—	(1,403)	—	66,043
Woori Service Networks Co., Ltd.	108	—	—	—	108
Woori Private Equity Fund	13,772	—	(1,591)	(884)	11,297
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	3,337
United PF 1st Corporate Financial stability	191,617	—	—	—	191,617
Chin Hung International Inc.	60,275	—	—	(22,259)	38,016
Phoenix Digital Tech Co., Ltd.	538	—	—	—	538
Poonglim Industrial Co., Ltd.	9,543	—	—	(1,820)	7,723
STX Engine Co., Ltd.	47,008	—	—	(31,046)	15,962
SamHo Co., Ltd.	7,492	—	—	—	7,492
Force TEC Co., Ltd.	34	—	(34)	—	—
STX Corporation	—	42,215	—	—	42,215
Osung LST Co., Ltd.	—	6,188	—	—	6,188
Saudara Bank(*)	—	55,164	—	—	55,164

	2,109,453	237,200	(34,556)	(56,009)	2,256,088

(*)	For the year ended December 31, 2014, Indonesia Woori Bank, which was a subsidiary of the Bank, merged with Saudara Bank, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Acquisition cost	369,005	369,958
Accumulated depreciation	(19,141)	(19,173)

Net carrying value	349,864	350,785

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	350,785	333,693
Depreciation	(2,778)	(2,777)
Transfers	1,794	24,457
Foreign currencies translation adjustments	63	(4)
Other changes	—	(938)

Ending balance	349,864	354,431

(3)	Fair value of investment properties amounts to 365,121 million Won and 382,596 million Won as of September 30, 2015 and December 31, 2014, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies is classified as level 3 on the fair value hierarchy as of September 30, 2015 and December 31, 2014.

(4)	Rental fee earned from investment properties amounts to 10,440 million Won and 11,167 million Won for the nine months ended September 30, 2015 and 2014, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,476,625	824,622	417,712	365,840	470	3,085,269
Accumulated depreciation	—	(127,203)	(319,414)	(300,669)	—	(747,286)

Net carrying value	1,476,625	697,419	98,298	65,171	470	2,337,983

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,498,917	800,897	393,731	346,778	96	3,040,419
Accumulated depreciation	—	(107,024)	(301,116)	(283,829)	—	(691,969)

Net carrying value	1,498,917	693,873	92,615	62,949	96	2,348,450

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,498,917	693,873	92,615	62,949	96	2,348,450
Acquisitions	2,628	16,643	33,762	20,544	454	74,031
Disposals	(10,648)	(115)	(298)	(1,542)	(79)	(12,682)
Depreciation	—	(17,843)	(27,972)	(26,304)	—	(72,119)
Classified to assets held for sale	(4,045)	(3,224)	—	—	—	(7,269)
Foreign currencies translation adjustments	45	57	182	250	(1)	533
Transfers	(10,272)	8,478	—	—	—	(1,794)
Others	—	(450)	9	9,274	—	8,833

Ending balance	1,476,625	697,419	98,298	65,171	470	2,337,983

	For the nine months ended September 30, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,511,325	701,027	87,950	53,498	31	2,353,831
Acquisitions	1,148	19,156	22,934	20,137	470	63,845
Disposals	—	—	(199)	(396)	—	(595)
Depreciation	—	(17,301)	(24,405)	(17,899)	—	(59,605)
Classified to assets held for sale	(907)	(1,858)	—	—	—	(2,765)
Transfers	(13,810)	(10,647)	—	—	—	(24,457)
Others	(2)	5,650	160	5,863	(406)	11,265

Ending balance	1,497,754	696,027	86,440	61,203	95	2,341,519

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Industrial property rights	Development cost	Others	Membership	Total
Acquisition cost	541	20,989	539,895	11,540	572,965
Accumulated amortization	(269)	(13,540)	(368,393)	—	(382,202)
Accumulated impairment losses	—	—	—	(2,412)	(2,412)

Net carrying value	272	7,449	171,502	9,128	188,351

	December 31, 2014
	Industrial property rights	Development cost	Others	Membership	Total
Acquisition cost	520	15,323	361,541	11,522	388,906
Accumulated amortization	(214)	(13,081)	(330,132)	—	(343,427)
Accumulated impairment losses	—	—	—	(2,293)	(2,293)

Net carrying value	306	2,242	31,409	9,229	43,186

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Industrial property rights	Development cost	Others	Membership	Total
Beginning balance	306	2,242	31,409	9,229	43,186
Acquisition	20	5,646	178,257	—	183,923
Amortization	(55)	(441)	(38,191)	—	(38,687)
Impairment loss	—	—	—	(119)	(119)
Foreign currencies translation adjustments	1	2	27	18	48

Ending balance	272	7,449	171,502	9,128	188,351

	For the nine months ended September 30, 2014
	Industrial property rights	Development cost	Others	Membership	Total
Beginning balance	233	5,227	54,912	9,622	69,994
Acquisition	41	3,570	15,749	603	19,963
Amortization	(38)	(558)	(32,853)	—	(33,449)
Impairment loss	—	—	—	(671)	(671)
Disposals	—	—	—	(55)	(55)
Others	—	—	(4)	(3)	(7)

Ending balance	236	8,239	37,804	9,496	55,775

17.	ASSETS HELD FOR SALE

Assets held for sale is as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Premises and equipment	11,583	6,837

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	673,895	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Investment & Securities Co., Ltd. and others	304,746	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,386	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	3,494,346	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	144,754	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	4,693,381	Settlement risk and others

		Total	9,354,508

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	95,521	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Daewoo Securities Co., and others	301,169	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,597	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,049,997	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	660,212	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	3,052,031	Settlement risk and others

		Total	6,202,527

(*)	The assets are not derecognized as there are the repurchase agreements at predetermined price or original sale price added with certain rate of return. Collaterals are provided, and the purchasers are eligible to dispose or provide them as collateral. The Bank recognizes the relevant amount as liability (bond sold under repurchase agreements) due to derecognition.

(2)	There is no asset which the Bank has acquired through foreclosure as of September 30, 2015 and December 31, 2014.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	17,427	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	876,196	686,096	Korea Securities Depository

Total		893,623	700,833

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2015 and December 31, 2014 are as follows (Unit: Korean Won in millions):

	September 30, 2015
Type	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	3,639,117	—

	December 31, 2014
Type	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Prepaid expenses	185,098	120,416
Advance payments	424	347
Others	3,355	3,949

Total	188,877	124,712

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Financial liabilities held for trading	3,537,446	2,148,786
Financial liabilities designated at FVTPL	866,669	521,572

Total	4,404,115	2,670,358

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Deposits:
Gold banking liabilities	21,648	13,927
Derivative liabilities:	3,515,798	2,134,859

Total	3,537,446	2,148,786

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Equity-linked securities:
Equity-linked securities in short position	768,910	362,308
Debentures:
Debentures in local currency	97,759	97,590
Debentures in foreign currencies	—	61,674

Sub-total	97,759	159,264

Total	866,669	521,572

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Financial liabilities designated at FVTPL subject to credit risk adjustments	866,669	424,396
Changes in fair value for credit risk adjustments	(324)	(2,092)
Accumulated changes of credit risk adjustments	(14,775)	(45,232)

In measuring derivatives liabilities at fair value, credit risk adjustments reflect the Bank’s own credit risk. The methodology to determine the adjustments incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Carrying amount	866,669	521,572
Nominal amount at maturity	1,126,652	623,461

Difference	(259,983)	(101,889)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Deposits in local currency:
Demand deposits	9,285,846	10,092,782
Time deposits	172,738,081	161,812,324
Mutual funds	42,149	46,072
Certificate of deposits	1,980,522	740,090

Sub-total	184,046,598	172,691,268

Deposits in foreign currencies	12,739,185	8,602,319
Present value discount	(15,629)	(5,143)

Total	196,770,154	181,288,444

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	September 30, 2015
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,553,771
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,564,068
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,815,086

Sub-total			6,932,925

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.9	10,586,590
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.4 ~ 0.8	35,389

Sub-total			10,621,979

Bills sold	Others	0.0 ~ 2.1	45,807
Call-money	Banks and others	0.1 ~ 4.9	2,134,612
Bonds sold under repurchase agreements	Other financial institutions	0.9 ~ 4.5	114,257
Present value discount			(1,791)

Total			19,847,789

	December 31, 2014
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 1.0	803,317
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,680,175
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,570,929

Sub-total			6,054,421

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.3 ~ 3.7	7,853,199
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,870,574

Bills sold	Others	0.0 ~ 2.6	87,692
Call-money	Banks and others	0.0 ~ 3.9	1,699,471
Bonds sold under repurchase agreements	Other financial institutions	1.3 ~ 4.5	427,473
Present value discount			(102)

Total			16,139,529

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2015		December 31, 2014
	Interest rate (%)	Amount	Interest rate (%)	Amount
Par value of bond:
Ordinary bonds	0.2 ~ 10.5	14,279,182	0.8 ~ 10.5	14,855,070
Subordinated bonds	3.4 ~ 10.3	5,112,168	3.4 ~ 10.3	6,210,689

Sub-total		19,391,350		21,065,759

Discount on bonds		(35,418)		(67,718)

Total		19,355,932		20,998,041

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Asset retirement obligation	36,112	27,574
Provisions for guarantees (*1)	441,995	527,659
Provisions for unused commitments	54,769	57,422
Other provisions (*2)	24,569	54,631

Total	557,445	667,286

(*1)	Provisions for guarantees include provision for financial guarantee of 157,856 million Won and 178,515 million Won as of September 30, 2015 and December 31, 2014, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Provision for guarantees	Provision for unused commitments	Other Provisions	Total
Beginning balance	527,659	57,422	54,631	639,712
Provisions provided	—	—	54,327	54,327
Provisions used and others	(22,290)	69	(84,389)	(106,610)
Reversal of unused amount	(83,599)	(2,722)	—	(86,321)
Others	20,225	—	—	20,225

Ending balance	441,995	54,769	24,569	521,333

	For the nine months ended September 30, 2014
	Provision for guarantees	Provision for unused commitments	Other Provisions	Total
Beginning balance	526,768	67,269	25,663	619,700
Provisions provided	—	—	428	428
Provisions used and others	(28,305)	(11)	(8,312)	(36,628)
Reversal of unused amount	(140,327)	(9,262)	—	(149,589)
Others	25,335	—	—	25,335

Ending balance	383,471	57,996	17,779	459,246

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	27,574	21,759
Provisions provided	923	566
Reversal of provisions unused	(74)	—
Provision used	(608)	(508)
Amortization	287	405
Increase in restoration costs and others	8,010	5,135

Ending balance	36,112	27,357

24.	NET DEFINED BENEFIT LIABILITY

The Bank operates defined benefit plans for all qualifying employees.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds	A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Defined benefit obligation	785,926	642,034
Fair value of plan assets	(750,261)	(598,653)

Net defined benefit liability	35,665	43,381

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	642,034	468,359
Current service cost	92,325	80,663
Interest cost	15,449	14,583
Remeasurements	62,536	55,515
Foreign currencies translation adjustments	68	(106)
Retirement benefit paid	(18,255)	(17,956)
Curtailment or settlement	(8,231)	(5,570)

Ending Balance	785,926	595,488

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	598,653	431,782
Interest income	15,869	15,116
Remeasurements	(4,325)	(12,517)
Employer’s contributions	165,600	96,500
Retirement benefit paid	(17,296)	(15,504)
Curtailment or settlement	(8,240)	(5,525)

Ending balance	750,261	509,852

(4)	Plan assets mainly consist of time deposits as of September 30, 2015 and December 31, 2014. Among plan assets, realized returns on plan assets amount to 11,544 million Won and 2,599 million Won for the nine months ended September 30, 2015 and 2014, respectively.

It is expected that the Bank shall contribute 119,447 million Won for the plan for the year ended December 31, 2015 as of September 30, 2015.

(5)	Current service cost, net interest expense, gain and loss on the curtailment or settlement and remeasurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Current service cost	92,325	80,663
Net interest income	(420)	(533)
Gain and loss on the curtailment or settlement	9	(45)

Cost recognized in net income	91,914	80,085

Remeasurements	66,861	68,032

Cost recognized in total comprehensive income	158,775	148,117

Retirement benefit service costs related to defined contribution plans are recognized 2,122 million Won and 2,198 million Won for the nine months ended September 30, 2015 and 2014, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	September 30, 2015	December 31, 2014
Discount rate	2.81%	3.29%
Future wage growth rate	5.69%	5.74%
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014
Discount rate	Increase by 1% point	(77,179)	(62,202)
	Decrease by 1% point	89,252	71,592
Future wage growth rate	Increase by 1% point	88,472	71,330
	Decrease by 1% point	(77,988)	(63,122)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Other financial liabilities:
Accounts payable	8,373,383	3,786,316
Accrued expenses	1,931,181	2,188,678
Borrowing from trust accounts	4,307,200	3,536,450
Agency business revenue	858,028	433,594
Foreign exchanges remittances	685,925	363,618
Domestic exchanges payable	2,378,372	3,380,722
Other miscellaneous financial liabilities	2,566,982	2,168,203
Present value discount	(718)	(522)

Sub-total	21,100,353	15,857,059

Other liabilities:
Unearned income	46,324	55,073
Other miscellaneous liabilities	130,562	234,497

Sub-total	176,886	289,570

Total	21,277,239	16,146,629

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2015
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Interest rate swaps	105,808,780	257,549	1,087,124	1,158,594
Long interest rate options	1,061,679	—	15,951	—
Short interest rate options	986,679	—	—	14,336
Currency:
Currency futures	631,126	—	—	—
Currency forwards	54,028,173	—	1,243,471	839,646
Currency swaps	25,805,568	—	778,517	1,216,323
Long currency options	1,912,882	—	87,348	—
Short currency options	1,756,303	—	—	23,186
Equity:
Stock futures	85,943	—	—	—
Long stock options	1,226,314	59,376	6,199	—
Short stock options	2,987,789	—	—	243,666
Others:
Other futures	4,149	—	—	—
Other forwards	128		—	16
Other swaps	106,601	—	4,126	3,092
Long other options	104,928	—	14,659	—
Short other options	213,222	—	—	16,939

	196,720,264	316,925	3,237,395	3,515,798

	December 31, 2014
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Interest rate swaps	105,780,686	182,990	1,097,849	1,140,881
Long interest rate options	1,658,180	—	11,985	—
Short interest rate options	1,788,180	—	—	10,638
Currency:
Currency futures	347,303	—	—	—
Currency forwards	38,604,890	—	411,392	338,744
Currency swaps	20,891,032	—	503,832	572,986
Long currency options	1,433,050	—	45,618	—
Short currency options	1,614,028	—	—	18,176
Equity:
Stock futures	46,400	—	—	—
Long stock options	344,443	13,071	1,010	—
Short stock options	767,978	—	—	18,989
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long other options	249,081	—	29,876	—
Short other options	261,883	—	—	29,977

	173,840,761	196,061	2,106,043	2,134,859

Derivatives held for trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Losses from hedged items	(79,910)	(3,570)
Gains from hedging instruments	92,087	3,631

27.	DEFERRED DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	13,499	6,256
New transactions	24,055	8,307
Amounts recognized in profits and losses	(9,932)	(4,243)

Ending balance	27,622	10,320

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	September 30, 2015	December 31, 2014
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	676,278,371 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There is no change in numbers of issued shares of common stock for nine months ended September 30, 2015 and 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	September 30, 2015	December 31, 2014
Securities in local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2011.11.22	2041.11.22	5.9	310,000	310,000
	2012.03.08	2042.03.08	5.8	190,000	190,000
	2013.04.25	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	160,000
	2015.06.03	2045.06.03	4.4	240,000	—
	2007.05.02	2037.05.02	6.2	930,900	930,900
Securities in foreign currencies	2015.06.10	2045.06.10	5.0	559,650	—
Issuance cost				(11,548)	(7,077)

Total				3,334,002	2,538,823

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	348,378	282,864
Gain (loss) on foreign currencies translation of foreign operations	1,464	(20,109)
Remeasurement of the net defined benefit liability	(164,724)	(114,043)

Sub-total	185,118	148,712

Treasury shares	(37,594)	(37,594)
Other capital adjustments	—	(806,640)

Total	147,524	(695,522)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2015
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	282,864	102,849	(16,419)	(20,916)	348,378
Gain (loss) on foreign currencies translation of foreign operations	(20,109)	28,460	—	(6,887)	1,464
Remeasurement of the net defined benefit liability	(114,043)	(66,862)	—	16,181	(164,724)

Total	148,712	64,447	(16,419)	(11,622)	185,118

	For the nine months ended September 30, 2014
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	226,978	164,704	(89,122)	(18,291)	284,269
Gain (loss) on foreign currencies translation of foreign operations	(27,578)	(10,850)	—	2,626	(35,802)
Remeasurement of the net defined benefit liability	(55,575)	(68,032)	—	16,464	(107,143)

Total	143,825	85,822	(89,122)	799	141,324

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and reclassification adjustments explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2015	December 31, 2014
Legal reserve	Legal reserve	1,528,754	1,463,754
	Other legal reserve	43,132	41,472

	Sub-total	1,571,886	1,505,226

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,249,104	8,134,544
	Regulatory reserve for credit loss	1,382,443	1,193,393
	Revaluation reserve	760,365	760,455
	Other voluntary reserve	11,700	11,700

	Sub-total	9,647,012	10,343,492

Retained earnings before appropriation		412,932	513,461

Total		11,631,830	12,362,179

i.	Legal reserve

In accordance with Article 40 of the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from January 1, 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Beginning balance	12,362,179	12,013,433
Net income	715,760	746,716
Dividends on common stock	(504,952)	(164,000)
Dividends on hybrid securities	(134,517)	(97,706)
Appreciation of merger losses	(806,640)	—
Other	—	(1)

Ending balance	11,631,830	12,498,442

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Beginning	1,382,443	1,193,393
Planned provision of regulatory reserve for credit loss	382,923	189,050

Ending	1,765,366	1,382,443

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income	269,260	715,760	244,313	746,716
Provision of regulatory reserve for credit loss	259,895	382,923	97,767	170,582
Adjusted net income after the provision of regulatory reserve	9,365	332,837	146,546	576,134
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	(65)	295	193	801

33.	DIVIDENDS

At the shareholders’ meeting on March 27, 2015, dividend payment for the year ended December 31, 2014 amounting to 336,635 million Won (500 Won per share) was approved, and such dividend was paid for the nine months ended September 30, 2015.

In addition, on July 29, 2015, the board of directors resolved the interim dividend of 250 Won per a common share, which amounted to 168,318 million Won for the shares issued and it was paid during the nine months ended September 30, 2015.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	4,298	14,841	6,453	19,969
AFS financial assets	71,099	211,418	70,907	222,906
HTM financial assets	106,181	313,795	114,425	329,117
Loans and receivables
Interest of due from banks	12,700	44,475	17,767	54,307
Interest of loans	1,689,299	5,149,643	1,891,957	5,677,603
Interest of other assets	9,563	27,868	10,559	31,633

Sub-total	1,711,562	5,221,986	1,920,283	5,763,543

Total	1,893,140	5,762,040	2,112,068	6,335,535

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	655,164	2,073,570	852,765	2,539,693
Interest on borrowings	50,456	148,889	51,671	153,642
Interest on debentures	140,579	452,292	152,850	488,190
Other interest expense	25,765	84,265	31,749	93,876

Total	871,964	2,759,016	1,089,035	3,275,401

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions received (*)	189,707	570,538	174,018	544,361
Fees and commissions received for provision of guarantee	21,282	62,996	21,179	60,348
Fees and commissions received on project financing	7,479	12,137	2,275	10,683
Fees and commissions received on securities	17,992	50,360	15,639	45,515
Other fees and commissions received	15,571	43,249	12,543	35,916

Total	252,031	739,280	225,654	696,823

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, and commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions paid	32,215	90,952	21,235	67,301
Other Fees and commissions paid	25	86	8,540	29,380

Total	32,240	91,038	29,775	96,681

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	67	736	79	2,700
AFS financial assets	27,846	126,845	9,919	125,345

	27,913	127,581	9,998	128,045

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains (losses) on financial assets held for trading	(3,195)	36,080	80,912	65,226
Gains (losses) on financial assets designated at FVTPL	106,144	96,865	6,109	21,407

Total	102,949	132,945	87,021	86,633

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			2015		2014
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	Securities	Gain on valuation	2,366	4,790	8,122	16,543
		Gain on disposals	2,626	17,410	9,152	18,529
		Loss on valuation	1,930	(4,663)	(6,238)	(10,964)
		Loss on disposals	(8,151)	(11,224)	(7,192)	(26,727)

		Sub-total	(1,229)	6,313	3,844	(2,619)

	Other financial assets	Gain on valuation	2,894	7,280	268	3,100
		Gain on disposals	126	326	102	557
		Loss on valuation	(2,776)	(7,220)	(312)	(3,415)
		Loss on disposals	(151)	(205)	(143)	(360)

		Sub-total	93	181	(85)	(118)

	Sub-total		(1,136)	6,494	3,759	(2,737)

Derivatives (for trading)	Interest derivatives	Gain on transactions and valuation	378,103	952,536	343,716	949,974
		Loss on transactions and valuation	(403,747)	(995,774)	(347,019)	(983,880)

		Sub-total	(25,644)	(43,238)	(3,303)	(33,906)

	Currencies derivatives	Gain on transactions and valuation	2,411,483	3,878,641	130,410	1,540,136
		Loss on transactions and valuation	(2,273,934)	(3,695,967)	(60,416)	(1,452,078)

		Sub-total	137,549	182,674	69,994	88,058

Equity derivatives		Gain on transactions and valuation	38,196	60,202	16,405	49,279
		Loss on transactions and valuation	(152,408)	(170,776)	(5,976)	(35,581)

		Sub-total	(114,212)	(110,574)	10,429	13,698

Derivatives (for trading)	Other derivatives	Gain on transactions and valuation	11,672	23,334	(685)	7,814
		Loss on transactions and valuation	(11,424)	(22,610)	718	(7,701)

		Sub-total	248	724	33	113

	Sub-total		(2,059)	29,586	77,153	67,963

	Total		(3,195)	36,080	80,912	65,226

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on equity-linked securities:
Gain (loss) on disposal of equity-linked securities	(8,485)	(18,814)	(42)	9,324
Gain on valuation of equity-linked securities	114,739	115,848	7,537	1,849

Sub-total	106,254	97,034	7,495	11,173

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	(110)	(169)	(1,386)	10,234

Total	106,144	96,865	6,109	21,407

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transactions of securities	14,532	60,610	35,502	137,261
Impairment loss	(37,431)	(106,165)	(14,130)	(153,984)

Total	(22,899)	(45,555)	21,372	(16,723)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment losses due to credit loss	(179,886)	(878,836)	(225,475)	(662,667)
Reversal of provision on (provision provide on) guarantee	(15,937)	83,599	(26,348)	140,327
Reversal of provision on loan commitment	2,756	2,722	5,065	9,262

Total	(193,067)	(792,515)	(246,758)	(513,078)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			2015		2014
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Salaries	Short-term employee benefits	Salaries	272,019	804,823	254,330	748,848
		Employee benefits	82,882	248,530	82,215	238,071
	Retirement benefit service costs		31,460	94,036	27,903	82,283
	Termination		—	63,116	—	67,708

	Sub-total		386,361	1,210,505	364,448	1,136,910

Depreciation and amortization			35,455	110,806	30,894	93,054
Other general and administrative expenses	Rent		65,648	181,802	56,532	166,627
	Taxes and public dues		17,389	70,325	22,643	72,146
	Service charges		52,603	152,292	51,217	140,860
	Computer and IT related		63,616	190,787	61,373	182,769
	Telephone and communication		7,837	23,212	7,753	21,833
	Operating promotion		9,889	29,083	10,912	28,774
	Advertising		8,451	28,646	7,874	21,444
	Printings		1,957	6,570	2,326	6,957
	Traveling		1,757	5,566	1,389	4,284
	Supplies		1,300	3,973	1,250	3,882
	Insurance premium		1,098	3,249	1,056	3,021
	Reimbursement		6,329	13,260	4,129	8,414
	Maintenance		3,443	9,837	4,001	10,246
	Water, light and heating		3,675	10,720	3,848	11,081
	Vehicle maintenance		2,228	6,294	2,400	6,901
	Others		1,522	9,000	1,236	4,416

	Sub-total		248,742	744,616	239,939	693,655

Total			670,558	2,065,927	635,281	1,923,619

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transactions of foreign exchange	673,957	1,934,558	281,889	1,234,878
Gain on disposals of loans and receivables	31,235	174,549	519	68,386
Gain on derivatives	82,132	108,091	(15,147)	20,961
Gain on fair value hedging derivatives	(5,123)	19,952	9,775	21,957
Others (*)	81,908	132,418	39,122	58,121

Total	864,109	2,369,568	316,158	1,404,303

(*)	Other income includes such incomes amounting to 125,775 million Won and 57,993 million Won for the nine months ended September 30, 2015 and 2014, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loss on transactions of foreign exchange	762,558	1,968,071	339,645	1,186,044
KDIC Deposit insurance premium	65,800	194,994	65,918	190,748
Contribution to miscellaneous funds	87,066	254,437	84,531	250,279
Loss on disposals of loans and receivables	3,801	3,814	10,100	10,118
Loss related to derivatives	(5,733)	16,004	2,787	17,330
Loss on fair value hedged items	73,637	99,862	(17,839)	25,527
Others (*)	38,311	96,011	10,459	187,820

Total	1,025,440	2,633,193	495,601	1,867,866

(*)	Other expense includes such expenses amounting to 38,394 million Won and 183,995 million Won for the nine months ended September 30, 2015 and 2014 that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment loss	—	(21,402)	(963)	(56,010)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating income	26,500	229,310	71,599	143,511
Other non-operating expenses	(9,837)	(65,469)	(12,937)	(59,635)

Net other non-operating income	16,663	163,841	58,662	83,876

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	3,471	10,985	4,270	12,357
Dividends from investments in subsidiaries and associates	9,901	37,297	9,079	28,148
Gain on disposal of investments in subsidiaries and associates	673	673	35,464	35,464
Gain on disposal of premises and equipment intangible assets and investment properties	17	6,708	32	383
Reversal of impairment of premises and equipment intangible assets and investment properties	10	372	33	259
Others(*)	12,428	173,275	22,721	66,900

Total	26,500	229,310	71,599	143,511

(*)	Other income includes such incomes amounting to 132,784 million Won for the nine months ended September 30, 2015 that the Bank received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Depreciation of investment properties	911	2,778	1,065	2,777
Interest expenses of rent leasehold deposits	152	545	358	1,190
Loss on disposal of investments in subsidiaries and associates	—	—	34	34
Loss on disposals of premises and equipment, intangible assets and investment properties	411	1,742	343	571
Impairment loss on premises and equipment, intangible assets and investment properties	175	490	547	930
Donation	2,847	31,458	5,053	33,227
Others	5,341	28,456	5,537	20,906

Total	9,837	65,469	12,937	59,635

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Current tax expense
Current tax expense in respect of the current period	72,764	335,467
Adjustments recognized in the current period in relation to the tax expense of prior periods	(21,448)	(4,623)

Sub-total	51,316	330,844

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	131,155	(92,522)
Deferred tax charged directly to equity	(11,622)	799

Sub-total	119,533	(91,723)

Income tax expense	170,849	239,121

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014
Net income before income tax expense	886,609	985,837
Tax calculated at statutory tax rate (*)	214,098	238,111
Adjustments
Effect of income that is exempt from taxation	(34,186)	(27,555)
Effect of expenses that are not deductible in determining taxable profit	6,910	16,469
Effect of consolidated tax return
Adjustments recognized in the current period in relation to the current tax of prior periods	(21,448)	(4,623)
Others	5,475	16,719

Sub-total	(43,249)	1,010

Income tax expense	170,849	239,121

Effective tax rate	19.3%	24.3%

(*)	The applicable income tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won, and 24.2 % over 20 billion Won.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Loss on valuation of AFS securities	(111,224)	(90,308)
Foreign currencies translation of foreign operations	(467)	6,420
Remeasurement of the net defined benefit liability	52,590	36,409

	(59,101)	(47,479)

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS, and number of shares):

	2015		2014
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income	269,260	715,760	244,313	746,716
Dividends to hybrid securities	(52,820)	(134,517)	(31,122)	(97,706)
Net income attributable to common shareholders	216,440	581,243	213,191	649,010
Weighted average number of common shares outstanding	673	673	597	597
Basic Earnings Per Share (Unit: Korean Won)	322	864	357	1,087

(2)	Diluted EPS equals to basic EPS for there is no dilution effect for the nine months ended September 30, 2015 and 2014.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Confirmed guarantees:
Guarantees for loans	110,388	109,213
Acceptances	599,832	594,837
Guarantees in acceptances of imported goods	103,063	126,279
Other confirmed guarantees	8,765,817	8,155,752

Total	9,579,100	8,986,081

Unconfirmed guarantees:
Local letters of credit	532,064	575,919
Letters of credit	4,983,262	4,343,689
Other unconfirmed guarantees	2,120,743	1,559,938

Total	7,636,069	6,479,546

Commercial paper purchase commitments and others	2,141,753	2,519,640

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Loan commitments	62,959,018	65,854,389
Other commitments	2,092,632	2,006,976

(3)	Litigation case

a)	The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	September 30, 2015
	As plaintiff	As defendant
Number of cases	82	224
Amount of litigation	352,749	274,419
Provisions for litigations		3,518

	December 31, 2014
	As plaintiff	As defendant
Number of cases	86	257
Amount of litigation	817,094	290,778
Provisions for litigations		15,096

b)	The Bank, along with other 13 financial institutions including the Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates a defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Samsung Motors. In regard to the lawsuit, on January 29, 2015, the supreme court of Korea made the final judgment that the plaintiff should pay the guaranteed fund to the Bank and other financial institutions. The Bank recognized 132,784 million Won as gain for the nine months ended September 30, 2015, in accordance with K-IFRS 1037 – Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Bank operates Korean Won currency settlement service as for trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Bank is currently performing its own internal investigation to confirm if the Bank is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of September 30, 2015, the Bank believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank, assets and liabilities recognized and major transactions with related parties during the current and prior periods are as follows:

(1)	The related parties of the Bank as of September 30, 2015 are as follows:

Related parties
Controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries

Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Markets Asia Ltd.,

Woori Bank China Limited, Zao Woori Bank, PT Bank Woori Saudara Indonesia 1906 Tbk (*),

Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd.,

Woori Finance Cambodia, Woori FIS Co., Ltd., Woori Card Co., Ltd., Woori Private Equity Co., Ltd., Woori Finance Research Institute, Woori Investment Bank, Woori Private Equity Fund, Woori EL Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust,

Woori Bank Principal Guaranteed Trust, Woori Finance Myanmar, Kumho Trust 1st Co., Ltd. and 16 SPCs, Kiwoom Partner Plus 4th and 34 Beneficiary Certificates

Associates

Woori Blackstone Korea Opportunity Private Equity Fund 1, Korea Credit Bureau Co., Ltd.,

Phoenix Digital Tech Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Inc.,

United PF 1st Corporate financial stability, Chin Hung International Inc.,

Poonglim Industrial Co., Ltd.,

Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd.,

Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd.

(*)	During the year ended December 31, 2014, Indonesia Woori Bank, which was a subsidiary of the Bank, merged with Saudara Bank, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		Accounts	September 30, 2015	December 31, 2014
Controlling party (Government related entity)	KDIC	Other assets	560,535	691,101
		Deposits	1,076,868	1,157,232
		Other liabilities	11,416	12,360
Subsidiaries	Structured entities	Loans	47,188	119,600
		Allowance for credit loss	(19,778)	(44,083)
		Other assets	3	—
		Deposits	1,970	1,952
		Other liabilities	1,455	—
	Woori Bank China Limited	Due from banks	14,761	6,354
		Loans	381,224	250,294
		Allowance for credit loss	(379)	(252)
		Other assets	735	1,652
		Deposits	2,305	—
		Other liabilities	59	1,208
	Zao Woori Bank	Due from banks	140,037	59,597
		Loans	51,800	76,009
		Allowance for credit loss	(52)	(76)
		Other assets	84	109
	Woori Global Markets Asia Ltd.	Loans	129,066	108,861
		Allowance for credit loss	(127)	(113)
		Other assets	—	60
		Deposits	2,250	3,826

Related party		Accounts	September 30, 2015	December 31, 2014
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	Due from banks	6,511	4,862
		Loans	59,725	—
		Allowance for credit loss	(60)	—
		Deposits	10	68
	Woori Credit Information Co., Ltd.	Deposits	18,551	18,597
		Other liabilities	10,538	10,251
	Beneficiary Certificates	Other assets	31	—
	Woori America Bank	Due from banks	2,693	4,782
	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	10,473	3,949
		Other liabilities	59,195	61,098
	Woori Fund Service Co., Ltd.	Deposits	2,378	2,396
		Other liabilities	827	19
	Korea BTL Infrastructure Fund	Other assets	8	8
	Woori Private Equity Fund	Other assets	2	4
		Deposits	9,170	853
		Other liabilities	2	—
	Woori EL Co., Ltd.	Deposits	—	24
	Woori Finance Cambodia	Loans	13,737	6,595
		Allowance for credit loss	(5)	(36)
	Woori FIS Co., Ltd.	Other assets	184	—
		Deposits	15,320	31,486
		Other liabilities	15,699	18,719
	Woori Private Equity Co., Ltd.	Loans	—	5
		Deposits	20,663	11,913
		Other liabilities	177	31
	Woori Finance Research Institute	Deposits	3,412	1,987
		Other liabilities	574	1,848
	Woori card Co., Ltd.	Other assets	10,483	8,221
		Deposits	126,632	43,520
		Other liabilities	16,698	11,654
	Woori Investment Bank	Other assets	5,158	25,299
		Deposits	4,814	4,369
		Other liabilities	7,519	25,415
Associates	Kumho Tires Co., Inc.	Loans	329,525	334,301
		Allowance for credit loss	(915)	(2,962)
		Deposits	33,861	80,978
		Other liabilities	175	85
	Korea Credit Bureau Co., Ltd.	Deposits	4,012	3,215
		Other liabilities	33	19
	Korea Finance Security Co., Ltd.	Deposits	2,038	2,738
		Other liabilities	24	10

Related party		Accounts	September 30, 2015	December 31, 2014
Associates	Woori Service Networks Co., Ltd.	Deposits	3,637	3,169
		Other liabilities	380	84
	United PF 1st Corporate financial stability	Deposits	—	30
	Chin Hung International Inc.	Loans	5,366	42,764
		Allowance for credit loss	(4,574)	(12,274)
		Deposits	1,556	7,615
		Other liabilities	12	11
	Poonglim Industrial Co., Ltd	Loans	2,839	24,999
		Allowance for credit loss	(2,839)	(3,123)
		Other assets	1	1
		Deposits	8,990	20,878
		Other liabilities	4	12
	Phoenix Digital Tech Co., Ltd.(*1)	Loans	—	3,764
		Allowance for credit loss	—	(109)
		Deposits	—	306
		Other liabilities	—	6
	Ansang Tech Co., Ltd. (*2)	Loans	—	38
		Allowance for credit loss	—	(38)
	Samho International Co., Ltd.	Loans	43,064	42,665
		Allowance for credit loss	(7,683)	(8,774)
		Deposits	121,307	132,190
		Other liabilities	1,655	169
	Force TEC Co., Ltd.	Loans	24,979	24,230
		Allowance for credit loss	(928)	(1,548)
		Deposits	160	139
		Other liabilities	376	—
	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Allowance for credit loss	(169)	(169)
		Deposits	50	49
	STX Engine Co., Ltd.	Loans	122,834	163,254
		Allowance for credit loss	(41,342)	(24,724)
		Other assets	—	27
		Deposits	7,918	3,701
		Other liabilities	1,553	53
	STX Corporation	Loans	146,748	182,195
		Allowance for credit loss	(25,387)	(23,442)
		Deposits	13,682	25,823
		Other liabilities	141	18
	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(462)	(561)
		Deposits	2,158	5,133
		Other liabilities	9	14

(*1)	As the subsidiary sold shares of Phoenix Digital Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the related party.
(*2)	As the Bank sold shares of Ansang Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the related parties.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		Accounts	2015	2014
Controlling party (Government related entity)	KDIC	Interest income	17,671	20,450
		Interest expenses	18,383	11,373
		Reversal of impairment losses due to credit loss	—	(58)
Subsidiaries	Structured entities and others	Interest income	2,470	—
		Fees income	3,616	3,534
		Interest expenses	4	6
		Impairment losses due to credit loss (reversal of impairment losses due to credit loss)	(24,306)	4,669
	Woori Credit Information Co., Ltd.	Dividends	2,016	2,016
		Other income	300	310
		Interest expenses	233	245
		Fees expenses	8,826	8,020
	Korea BTL Infrastructure Fund	Dividends	22,951	23,649
		Fees income	50	48
	Woori Bank China Limited	Interest income	2,577	1,893
		Fees income	144	—
		Other income	63	—
		Other expense	59	—
		Impairment losses due to credit loss	127	143
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	268	—
		Dividends	1,556	—
		Fees expenses	43	—
		Impairment losses due to credit loss	60	22
	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	6,524	5,946
		Interest expenses	579	1,283
		Other expenses	20	10
	Zao Woori Bank	Interest income	447	508
		Reversal of due to impairment losses	(24)	(4)
	Woori Global Markets Asia Ltd.	Interest income	1,277	981
		Interest expenses	2	1
		Impairment losses due to credit loss	14	116
	Woori Fund Service Co., Ltd.	Fees income	2	2
		Other income	85	—
		Interest expenses	29	91
	Woori Private Equity Fund	Fees income	5	6
		Interest expenses	13	33
	Woori Finance Cambodia	Interest income	182	—
		Reversal of impairment losses due to credit loss	(31)	—
	Woori FIS Co., Ltd.	Other income	5,194	5,609
		Other expenses	174,229	164,806

			For the nine months ended September 30
Related party		Accounts	2015	2014
Subsidiaries	Woori Private Equity Co., Ltd.	Interest expenses	221	129
	Woori Finance Research Institute	Other income	216	72
		Interest expenses	26	40
		Fees expenses	3,225	—
	Woori card Co., Ltd.	Fees income	94,476	85,995
		Other income	337	—
		Interest expenses	56	102
		Other expenses	—	234
		Reversal of impairment losses due to credit loss	(14)	—
	Woori Investment Bank	Interest income	163	—
		Other income	1,848	83
		Interest expenses	34	22
		Other expenses	1,097	40
		Impairment losses due to credit loss(reversal of impairment losses due to credit loss)	(58)	316
Associates	Kumho Tires Co., Inc.	Interest income	2,004	229
		Fees income	5	6
		Interest expenses	171	153
		Reversal of impairment losses due to credit loss	(1,974)	(3,783)
	Korea Finance Security Co., Ltd.	Dividends	55	55
		Interest expenses	30	41
	Korea Credit Bureau Co., Ltd.	Interest expenses	54	52
	Woori Service Networks Co., Ltd.	Dividends	12	12
		Other income	21	20
		Interest expenses	63	73
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Dividends	10,707	2,902
	Chin Hung International Inc.	Interest income	734	1,253
		Fees income	1	1
		Interest expenses	29	20
		Reversal of impairment losses due to credit loss	(781)	(6,123)
	Poonglim Industrial Co., Ltd.	Interest expenses	9	18
		Reversal of impairment losses due to credit loss	(284)	(137)
	Phoenix Digital Tech Co., Ltd.(*1)	Interest income	—	14
		Interest expenses	—	10
		Impairment losses due to credit loss	—	55
	Ansang Tech Co., Ltd (*2)	Reversal of impairment losses due to credit loss	—	(104)

			For the nine months ended September 30
Related party		Accounts	2015	2014
Associates	Samho International Co., Ltd.	Interest income	755	495
		Fees income	4	4
		Interest expenses	769	928
		Impairment losses due to credit loss (reversal of impairment losses due to credit loss)	340	(28,089)
	Force TEC Co., Ltd.	Interest income	187	1,095
		Interest expense	—	3
		Reversal of impairment losses due to credit loss	(244)	(23,433)
	STX Engine Co., Ltd.	Interest income	1,022	20,355
		Fees income	27	62
		Interest expenses	35	35
		Impairment losses due to credit loss	37,201	10,357
	STX Corporation	Interest income	1,364	1,601
		Fees income	89	—
		Interest expenses	5	4
		Impairment losses due to credit loss (reversal of impairment losses due to credit loss)	2,066	(159,597)
	Osung LST Co., Ltd.	Interest income	169	2,575
		Other income	—	487
		Interest expenses	15	24
		Reversal of impairment losses due to credit loss	(99)	(2,624)

(*1)	As the subsidiary sold shares of Phoenix Digital Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the related party.
(*2)	As the Bank sold shares of Ansang Tech Co., Ltd. during the nine months ended September 30, 2015, it is excluded from the related party.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2015	December 31, 2014
KDIC	Loan commitment	1,500,000	1,500,000
Woori America Bank	Confirmed guarantees in foreign currencies	3,496	923
P.T. Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	106,522	86,858
Woori Global Markets Asia Ltd.	Confirmed guarantees in foreign currencies	19,112	15,759
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	69,135	68,085
Zao Woori Bank	Confirmed guarantees in foreign currencies	58,659	51,200
Woori Brazil Bank	Confirmed guarantees in foreign currencies	1,681	—
Woori Finance Cambodia	Loan commitment	10,153	4,397
Korea BTL Infrastructure Fund	Securities purchase contract	447,586	500,424
Structured entities and others	Loan commitment in local currency	437,900	305,800
	Loan commitment	871	—
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Kumho Tires Co., Inc.	Import credit in foreign currencies and others	24,106	18,110
	Loan commitment	117,701	87,785
ChinHung International Inc.	Loan commitment	40,630	40,630
Phoenix Digital Tech Co., Ltd.	Loan commitment	—	238
STX Engine Co., Ltd.	Import credit in foreign currencies and others	56,114	81,431
	Loan commitment	30,825	4,193
Samho International Co., Ltd.	Import credit in foreign currencies	1,998	2,360
	Loan commitment	32,006	25,885
Force TEC Co., Ltd.	Loan commitment	6,473	5,893
STX Corporation	Import credit in foreign currencies and others	33,912	30,062
	Loan commitment	2,736	13,009

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 25,173 million Won and 21,923 million Won, respectively, as of September 30, 2015 and December 31, 2014.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2015	2014 (*)
Salaries	4,374	3,537
Severance and retirement benefits	176	142

Total	4,550	3,679

(*)	Due to the change of the scope of key management to be included in the disclosure during the nine months ended September 30, 2015, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 321 million Won and 2,759 million Won, respectively, as of September 30, 2015. And with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	September 30, 2015	December 31, 2014	2015		2014
			For the three Months ended September 30	For the nine months ended September 30	For the three Months ended September 30	For the nine months ended September 30
Trust accounts	32,534,508	31,225,968	166,121	626,049	192,569	569,033

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Receivables
Trust fees receivables	29,035	17,956
Payables
Borrowings from trust accounts	3,232,916	2,949,097

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2015		2014
	For the three months ended September 30	For the nine months ended September 30	For the three months ended September 30	For the nine months ended September 30
Revenue
Trust fees	13,513	37,073	10,941	30,695
Expense
Interest expenses on borrowings from trust accounts	14,090	46,529	20,378	60,828

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Principal guaranteed trusts
Old-age pension trusts	5,316	5,619
Personal pension trusts	520,414	528,680
Pension trusts	660,488	640,275
Retirement trusts	66,540	75,847
New personal pension trusts	8,635	8,897
New old-age pension trusts	3,460	3,859

Sub-total	1,264,853	1,263,177

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	786	857

Sub-total	805	876

Total	1,265,658	1,264,053

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2015	December 31, 2014
Liabilities for the bank account (subsidy for trust account adjustment)	20	15

47.	BUSINESS COMBINATION

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Details of the merger are described as follows:

Type	Merger
Type of merger	Statutory Merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

Since this merger qualifies as a business combination under common control, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, and no goodwill was newly recognized.

As of the merger date, the book values of assets and liabilities of Woori Finance Holdings are as follows (Unit: Korean Won in millions):

November 1, 2014
Assets:
Cash and cash equivalents	1,361,237
Loans and receivables	181,325
Investments in subsidiaries and associates	13,831,963
Premises and equipment	187
Intangible assets	44
Deferred tax assets	1,909
Other assets	709

Total	15,377,374

Liabilities:
Debentures	3,265,646
Provision for retirement	879
Other financial liabilities	27,344
Other liabilities	144

Total	3,294,013

Net-asset	12,083,361

The statements of financial position of the Bank and Woori Finance Holdings before the merger, the accounting treatments for the acquisition, and the statement of financial position of the Bank after the merger as of November 1, 2014 are as follows (Unit: Korean Won in millions):

	Woori Bank (Before merger)	Woori Finance Holdings (Book Value)	Acquisition entry	Woori Bank (After merger)
Total assets	250,109,405	15,377,374	(13,875,071)	251,611,708
Total liabilities	231,762,948	3,294,013	(1,379,311)	233,677,650
Capital stock	2,983,452	3,381,392	(2,983,452)	3,381,392
Hybrid securities	1,880,798	498,407	—	2,379,205
Capital surplus	732,537	91,478	(554,483)	269,532
Other equity	156,225	(1,522,950)	677,209	(689,516)
Retained earnings	12,593,445	9,635,034	(9,635,034)	12,593,445
Total equity	18,346,457	12,083,361	(12,495,760)	17,934,058

48.	PROMOTING PRIVATIZATION PLAN

With respect to the privatization of Woori Bank, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korean Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests, consequently KDIC’s ownership of the Bank decreased from 56.97% to 51.04%.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specific plan will be discussed in the PFOC further.

In addition, on October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Bank. FSC and KDIC intend to take every possible measure to privatize Woori Bank by taking prompt follow-up steps of the MOU amendment, which includes revision of the Enforcement Decree of the Special Act on the Management of Public Funds.